UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Prosperity Capital Fund, LLC

Legal Status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Wyoming

Date of Organization:
January 22, 2025

Physical Address of Issuer: 6330 Hollywood Blvd., Sarasota, Florida 34231

Website of Issuer: www.prosperitycapfunding.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary received an Expense Fee in the amount of two thousand five hundred dollars ($2,500) to cover due diligence and other expenses anticipated to be incurred by the Intermediary in connection with the Offering. At the conclusion of each periodic Closing performed during the Offering, the Issuer shall pay to the Intermediary a fee of three percent (3.0%) of the specific amount raised in the Offering during the specific time period between the periodic Closings.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Class A Membership Interests

Target number of securities to be offered:

1 Class A Unit

Price (or method for determining price): $2,500.00 per Class A Unit

Target offering amount:

$2,500

Minimum Investment Amount:

$2,500

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:
☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$5,000,000

Maximum number of securities to be offered:

2,000 Class A Units

Deadline to reach the offering amount:

March 19, 2026

Disbursement from Escrow: Once per month or on a schedule as agreed upon between the Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned.
Re-Confirmation of Subscription Process:

After the Target Offering Amount is met and the Offering has been active for twenty-one (21) days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until forty-eight (48) hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$ 0	$ 0
Cash & Cash Equivalents	$ 0	$ 0
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 0	$ 0
Revenues/Sales	$ 0	$ 0
Cost of Goods Sold	$ 0	$ 0
Taxes Paid	$ 0	$ 0
Net Income	$ 0	$ 0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Prosperity Capital Fund, LLC

By

/s/ Rhyan Finch

_____

Rhyan Finch
Manager of Company Manager, Prosperity Capital Management, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rhyan Finch

_____

Rhyan Finch
Manager of Company Manager, Prosperity Capital Management, LLC

March 20, 2025

_____
(Date)

TABLE OF CONTENTS

March 20, 2025

PROSPERITY CAPITAL FUND, LLC
FORM C
Up to 2,000 Units of Class A Membership Interests
$2,500.00 per Class A Unit



Prosperity Capital Fund, LLC ("PCF", the "Company," "we," "us," or "our"), is offering a minimum amount of two thousand five hundred dollars ($2,500) (the "Target Offering Amount") and up to a maximum amount of five million dollars ($5,000,000) (the "Maximum Offering Amount") of Class A Membership Interests in the form of Class A Units (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by March 19, 2026 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Class A Units are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Class A Units, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation ("North Capital" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to forty-eight (48) hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Class A Units, as further described below. Class A Units sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Class A Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Class A Units at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Class A Units at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **Prosperity Capital Fund, LLC**

ELIGIBILITY

2.   **Prosperity Capital Fund, LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has made use of a written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within thirty (30) days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

LITIGATION DISCLOSURE

There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than one hundred-twenty (120) days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.prosperitycapfunding.com

1. The issuer must continue to comply with the ongoing reporting requirements until:
2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than three hundred (300) holders of record;
4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three (3) most recent years and has total assets that do not exceed ten million dollars ($10,000,000);
5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

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OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Faith Kraft	Manager, Prosperity Capital Management, LLC	Management of business operations and investor relations	January 2025 - Present
	COO, 1st Class Franchising, LLC	Management of business operations	2021 – Present
	CEO, FJ Venture, LLC	Management of business operations	2023 - Present
	Managing Member, Investors Finance Center	Management of business operations	2023 - Present
	COO, 1st Class Holding, Inc.	Management of business operations	2025 – Present
Rhyan Finch	Manager, Prosperity Capital Management, LLC	Management of business operations and investor relations	January 2025 - present
	President and CEO, 1st Class Real Estate	Corporate management and business operations for national real estate brokerage	2013 - present
	CEO, 1st Class Franchising, LLC	Management of business operations	2018 - present
	CEO, 1st Class Holding, Inc.	Management of business operations	2022 – Present
	Member, Fortis Title & Escrow	Management of business operations	2022 - present
	Managing Member, Investors Finance Center	Management of business operations	2023 - present
Ranjeev Guliani	Member, Prosperity Capital Management, LLC	Management of business operations	January 2025 - present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
	Managing Member, RGBM Investments, LLC	Management of business operations	2024 - present
	Managing Member, Investors Finance Center	Management of business operations	2023 - present
	Member, Fortis Title & Escrow	Management of business operations	2022 - present
	Managing Member, Caymus Ventures, LLC	Management of business operations	2020 - present
	Managing Member, Caymus Cash Buyers, LLC	Management of business operations	2020 - present
	CEO and President, Caymus Properties, Inc.	Management of business operations	2005 - present
Jay Kinder	Member, Prosperity Capital Management, LLC	Management of business operations	January 2025 - present
	Co-Founder/CEO National Association of Expert Advisors	Management of business operations	2010 - present

BIOGRAPHIES



Rhyan Finch, Manager of Company Manager:
Rhyan Finch is a highly experienced executive, investor, and financial strategist with over twenty (20) years in real estate, private lending, investment management, and business finance. Mr. Finch's expertise spans business acquisitions, real estate investments, financial management, money management, capital allocation, and business profitability. Throughout his career, he has successfully structured and scaled high-yield businesses, managed multi-million-dollar real estate portfolios, and advised on private equity and asset securities. Mr. Finch's deep understanding of risk assessment, portfolio diversification, and strategic financial planning has made him a trusted advisor to investors and business owners seeking sustainable growth. In addition to his work in real estate development and business development, Mr. Finch has played a key role in optimizing business operations and maximizing returns across various investment sectors.

Mr. Finch's current executive positions include:

- o CEO of 1st Class Real Estate, LLC from 2013-2023
- o CEO of 1st Class Assets, LLC from 2013 - Present

- CEO of 1st Class Franchising, LLC dba 1st Class Real Estate 2018-Present
- CEO of 1st Class Properties, LLC 2012-Present
- CEO of 1st Class Holding, Inc. 2022 - Present
- Managing Member of 1st Class Capital, LLC 2023 - Present
- Managing Member of Investors Finance Center 2023 - Present
- Member of Fortis Title & Escrow 2022 - Present
- Managing Member of Prosperity Fund Management, LLC 2025 - Present
- Managing Member Harvest Equity, LLC 2025 - Present



Faith Kraft, Manager of Company Manager:
Faith Kraft is an experienced executive in business finance and investment management. Ms. Kraft leads strategic growth, marketing, and operational oversight across a variety of businesses. Ms. Kraft has extensive financial analysis, business development, and capital allocation expertise, with a strong track record of optimizing operations and driving profitability. Ms. Kraft's background includes managing high-volume transactions, structuring investment portfolios, and scaling business operations.

Ms. Kraft's current executive positions include:

- COO of 1st Class Real Estate, LLC from 2021-2023
- COO of 1st Class Assets, LLC from 2021 – Present
- COO of 1st Class Holding, Inc. 2025 - Present
- COO of 1st Class Franchising, LLC dba 1st Class Real Estate 2021-Present
- COO of 1st Class Properties, LLC 2021-Present
- CEO of FJ Venture, LLC 2023 - Present
- Managing Member of 1st Class Capital, LLC 2023 - Present
- Managing Member of Investors Finance Center 2023 - Present
- Managing Member of Prosperity Fund Management, LLC 2025 - Present
- Managing Member Harvest Equity, LLC 2025 – Present



Ranjeev Guliani, Member of Company Manager:
Ranjeev Guliani has over eight years of experience in real estate and has acquired and renovated over $100,000,000 in residential properties, demonstrating expertise in market trends, property valuation, and investment strategy. As a licensed attorney, he ensures compliance and strategic oversight in complex transactions. Currently, as Operations Manager at Caymus Group, he leads direct-to-seller lead generation and operational strategy. Mr. Guliani also owns and manages title and mortgage companies, streamlining lending processes and enhancing client experiences. Ranjeev's legal, financial, and operational expertise make him a dynamic leader in the real estate sector, driving innovation and efficiency.

Mr. Guliani's current executive positions include:

- Managing Member of RGBM Investments, LLC 2024 - Present
- Managing Member of Caymus Ventures, LLC 2020 - Present
- Managing Member of SA Investments, LLC
- Managing Member Caymus Cash Buyers, LLC 2020 - Present
- Managing Member of Caymus Properties, Inc. 2005 - Present
- Managing Member of Eden Holding, LLC 2021 - Present
- Managing Member of 1st Class Capital, LLC 2023 - Present
- Managing Member of Investors Finance Center 2023 - Present
- Member of Fortis Title & Escrow 2022 - Present
- Managing Member of Prosperity Fund Management, LLC 2025 - Present
- Managing Member of Harvest Equity, LLC 2025 - Present



Jay Kinder, Member of Company Manager:
Jay Kinder is a real estate entrepreneur who went from a small-town kid to a master business growth strategist recognized throughout the real estate industry. His accolades include building an impressive real estate brand positioning him as the #2 Coldwell Banker Agent Worldwide, Small Business Administration Young Entrepreneur of the Year, Realtor Magazine's 30 under 30, Wall Street Journal's top 25 agents worldwide, and a laundry list of high achievement awards all by the age of 30 years old. By the time Jay was 25 years old, he had become a local celebrity and commanded a 14% market share of all home sales in his market. By the time he was 28, his passion for real estate expanded as he and his business partner Michael Reese, a top agent who got into real estate after seeing Jay's incredible business success, decided to open the doors of a new business together. They began recreating their success by helping agents like themselves master exponential growth and celebrity stardom in their real estate markets. Through the National Association of Expert Advisors, they have been credited for helping thousands of real estate agents strategically grow their businesses with their proven and market-tested ideas. Jay has had a simple philosophy of adding value to people's lives.

Mr. Kinder's current executive positions include:

- CEO / CoFounder – National Association of Expert Advisors
- Member of Prosperity Fund Management, LLC 2025 – Present
- Managing Member Harvest Equity, LLC 2025 – Present

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<h1 style="text-align:center"><u>ANTICIPATED BUSINESS PLAN</u></h1>

Introduction

Prosperity Capital Fund, LLC (the "Company," "we," "us,", and "our") was founded in 2025 for the purpose of creating a U.S. based investment vehicle of acquiring, managing and disposing of various asset classes wherein the Manager believes the Company can achieve a reasonable return on investment and generate income for subsequent distribution to the members of the Company. The Company will seek to acquire and manage high quality assets with the intention of providing participating investors with an investment opportunity that combines income and capital appreciation.

Company's Manager

The Company is managed by Prosperity Capital Management, LLC (the "Manager"), a Florida limited liability company, located in Florida and formed in January 2025, with the purpose to oversee investment transaction and manage shareholders. The Manager's ownership is shared fifty-one percent (51%) by Rhyan Finch through an affiliate 1st Class Properties, LLC, twenty-four (24%) by Ranjeev Guliani through an affiliate Caymus Properties, Inc., fifteen percent (15%) by Faith Kraft through an affiliate FJ Venture, LLC, and ten (10%) by Jay Kinder.

The Manager is managed by Rhyan Finch and Faith Kraft. Rhyan Finch is a highly experienced executive, investor, and financial strategist with over twenty (20) years in real estate, private lending, investment management, and business finance and his expertise spans business acquisitions, real estate investments, financial management, money management, capital allocation, and business profitability. Faith Kraft is an experienced executive in real estate, business finance, and investment management who leads strategic growth, marketing, and operational oversight across a variety of businesses. Ms. Kraft has extensive financial analysis, business development, and capital allocation expertise, with a strong track record of optimizing operations and driving profitability. The Manager's other significant members, Ranjeev Guliani and Jay Kinder, provide additional professional experience in the fields of real estate, financing and business management and their expertise will materially contribute to the Company's execution of its business plan.

Business Plan Summary

The Company's primary focus is creating and maintaining investor wealth through alternative investment strategies associated with real property-improvement financing; real-property transaction financing; real property acquisition, potential value-added improvement and disposition; and financing small-business business through acquisition of minority-level equity positions and providing small-business brokerage services. The Manager team's collective abilities provide an advantage over investing individually by allowing the Company to quickly and efficiently address any asset financing and management issues. The Company's ability to invest with aggregated capital also provides greatly enhanced negotiation leverage as the Company can close asset acquisitions quickly and without the typical financing delays encountered with other purchasers that require institutional financing to close on a property, automobile or small business equity-based loan. Since the Company's primary managers and members are directly involved in the counseling of clients into select real estate or small-business assets, we can manage our investments more actively than large institutional investors. By investing in a Company with experienced and specialized management, investors are freed from the complexities and time required with respect to ownership of multiple individual-comparable assets.

Over the years, our individual Company managers have seen extreme market fluctuations and the Company management team is always researching market trends to develop strategies allowing us to mitigate this volatility and reduce negative effects on our investors. This experience has also better positioned the Company to take advantage of market opportunities presented in times of uncertainty. This proactive approach sets Prosperity Capital Fund, LLC apart from our competition. The Company's management team has identified compelling market opportunities for the acquisition of various financial and tangible assets in certain markets within the states of Florida, Virginia, Ohio and Montana though the Company intends to seek investment opportunities throughout the entirety of the United States.

Primary Business Activities

The Company intends to generate income by providing working capital to real estate-investors that purchase real property, make valuable improvements to the real property and then sell the real property to capture capital gains in the value. These investors requiring capital to fund the improvement and re-sale of real property are typically called "hard money borrowers" and "fix and flip" investors. The loans for the capital to improve the real property is generally secured by the real property being improved through a deed of trust or similar instrument which is released only upon the settlement and repayment in full of the "hard money" loan. Hard money borrows are also typically required to execute personal guarantees as a secondary security interest on a hard money loan.

The Company expects to work with an affiliate, Investors Finance Center, LLC ("IFC"), which is an experienced and known underwriter of these hard-money financing vehicles and IFC completes all the underwriting activity and preparation of the proper security documentation for all hard money borrowers in their expansive network. The hard money borrowers are experienced construction contractors, real estate agents and serial real-estate investors working on assets that meet the IFC underwriting guidelines for both the borrower and the asset in which the security interest is made. As the source of capital for the hard money loan, the Company expects to be put in the highest possible security position for the asset with respect to all IFC loans and IFC generally requires additional personal guarantees by the borrower.

The Company also expects to work with and provide funding to an affiliate asset management and venture capital firm, Harvest Equity, LLC ("Harvest Equity"). Harvest Equity will participate in real property transaction funding including new construction and improvement projects on behalf of the Company and the acquisition of real property for either value-added improvement or intended re-sale at market value for a capital gain. Harvest Equity further intends to work with small businesses in the provision of working capital and business brokering services. Harvest Equity plans on accessing and evaluating a small-business' operations, cash-flow, business model, and intends to purchase minority equity-positions within the business for a commercially reasonable monthly return on investment. Additionally, the Company and Harvest Equity anticipates working with small-businesses owners who are looking to sell their operating entities and leverage the Company and Manager's professional networks in an effort to refer the selling businesses to a qualified buyer for a commission that is based upon the final purchase price of the business.

The following sections of the Offering Circular will outline and define relevant and material details regarding an investment in the Company's securities.

RISK FACTORS

An investment in our Class A Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Class A Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Class A Units, which could cause you to lose all or some of your investment in our Class A Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.

We possess a limited operating history. You should consider an investment in our Class A Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment or operating objectives.

We can expect possible fluctuations in Company operating results.

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including effectiveness of marketing programs, quality and quantity of available and acquirable assets, asset acquisition efforts, purchasing patterns of potential customers, competitive asset pricing, customer payment policies, debt service and principal reduction payments, and general economic and market conditions. Consequently, the Company's revenues and expenses may vary by quarter, and the Company's operating results and financial performance may experience fluctuations.

There may exist unanticipated obstacles which require changes to the execution of the Company's business plan.

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements in addition to the operational difficulties of identifying, evaluating, acquiring, managing and disposing of the various asset classes the Company intends to invest its capital. The Manager believes that the Company's chosen activities and strategies are achievable in light of current economic conditions with the skills, background, and knowledge of the Company's Manager, Manager's members and advisors. Manager reserves the right to make significant modifications to the Company's stated strategies depending upon future events.

There are material risks associated with expansion of our business.

The Company plans on developing and expanding its core business through the deployment of capital invested through this Offering. Any expansion of operations the Company may undertake will entail risks and such actions may involve specific operational activities which may negatively impact the profitability of the Company. Consequently, Investors must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Manager's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

The Company has limited direct experience with the asset classes the Company intends to invest its capital which makes our future performance difficult to predict.

We have limited experience building and managing a portfolio of the various assets the Company intends to invest its capital. You should consider an investment in our Class A Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment or operating objectives.

Investors will be unable to evaluate Company's asset prior to investment.

The Company does not own any real property or any other assets prior to or at the time of this Offering. None of the assets in which the Company will acquire or invest in are identified at this time; therefore, any potential Investor is unable to review and evaluate the Company's asset portfolio to determine whether to invest in the Company. However, the general business goals of the Company are to invest in real properties and small business-related investments as further described herein. The Company may later have a specific, identifiable portfolio of real property, real property-secured loans, vehicles and other assets which potential Investors may be able to review in accordance with the Company's records and review policies.

Uninsured losses relating to real property may adversely affect Company performance.

Company will attempt to assure that all real property securing any Company loans, small business that the Company has loaned or invested in, and any Company physical assets are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible or in the event that any of the Company's assets incurs a casualty loss which is not fully covered by insurance, the value of Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to Company or the owner of the asset securing a Company loan. Further, the Company or the owner of the asset securing a Company loan may not have a sufficient external source of funding to repair or reconstruct a damaged or total loss of a property or replacement of the asset(s) and there can be no assurance that any such source of funding will be available to Company or the asset owner for such purposes in the future. Uninsured losses to one or more Company assets could result in material adverse effect on the Company's business, operating results and financial condition.

Real property or other assets securing loans or acquired by Company may have liabilities or other encumbrances.

The Company intends to perform appropriate due diligence for the real property or any other assets it accepts as security or acquires. The Company also will seek to obtain appropriate representations and indemnities from parties with respect to such real property, assets or other investments. The Company may, nevertheless, accept as security or acquire real property or other asset that is subject to uninsured liabilities or that otherwise have encumbrances affecting their use or value. In some instances, Company may have only limited or perhaps even no recourse for any such liabilities or other problems or issues or, if Company has received indemnification from another party, the resources of such party may not be adequate to fulfill its indemnity obligation. As a result, Company could be required to resolve or cure any such liability or other encumbrances, and such expenses could have an adverse effect on Company's cash flow available to meet other expenses or to make other investments for the Company, which in turn could result in a material adverse effect on the Company's business, operating results and financial condition.

The Company could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The amount of capital the Company is attempting to raise or the capital actually raised from this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

There are material financial risks to the Company if utilizing debt instruments for capital.

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Class A Units. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company operates in a highly regulated environment, and if found to be in violation of any federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Competitors may develop and deploy superior technology and product offerings. We expect that current competition will intensify.

Barriers to entry are relatively minimal, and competitors can offer products and services at a relatively low cost. We must compete for a share of a set base of end-user customers for our products and services. Several companies offer competitive solutions that compete with our products and services. We expect that additional companies will offer competing solutions on a stand-alone or combined basis in the future. Furthermore, our competitors may offer products or services that are superior to, or have greater market acceptance than, the products and solutions that we offer. If we are unable to compete successfully against our competitors and/or other products, we may fail.

The Company's success depends on the experience and skill of its Managers and other key personnel.

In particular, we are dependent on our Manager, the Managers and members of Manager, and employees of Manager, if any. The loss of the Manager, the Managers of Manager or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the Manager of the Company and the investment and operational decisions the Manager may make on the behalf of the Company.

The Company's success depends on the experience, skill and cooperation of its corporate partners, distributors, contractors and suppliers.

We will be dependent on our corporate partners, distributors, contractors and suppliers. The loss of the corporate partners, distributors, contractors or suppliers that provide products or services that are associated with or impact our products or services could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust the Company's Manager with choosing corporate partners, distributors, contractors and suppliers to provide products and services to the Company which enable the Company to further develop any existing and future Company markets, client-bases, products and services.

Damage to the Company's reputation could negatively impact its business, financial condition and results of operations.

Our reputation and the quality of our brand, products and services are critical to our business and success and will be critical to our future success as we form and enter into new markets and relationships. Any incident that erodes confidence in our brand, products or services could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Terrorist Attacks Or Other Acts Of Violence Or War May Affect The Industries In Which The Company Operates, The Company's Operations and Company's Profitability.

Terrorist attacks, acts of violence, riot, public mayhem or war may harm the Company's results of operations and an Investor's investment. There can be no assurance that there will not be more terrorist attacks against the United States or U.S. businesses. These attacks, riots, public mayhem or armed conflicts may directly or indirectly impact the ability of the Company to continue operating as a going concern or the value of the real or personal property the Company owns or that secure any loans. Losses resulting from these types of events may be uninsurable or not insurable to the full extent of the loss suffered. Moreover, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. These events could also result in economic uncertainty in the United States or abroad as well as profoundly affect the Company's potential and existing clients, if any. Adverse economic conditions resulting from terrorist activities, riot, public mayhem or armed conflict could reduce demand for the Company's products and services due to the adverse effect on the general or regional economies, specific industries, geographic regions or companies which would thereby materially impair, or even potentially eliminate, Company business opportunities and the value of any Company's assets.

COVID-19 and Future Pandemics

In December 2019, the 2019 novel coronavirus ("Covid19") surfaced in Wuhan, China. The World Health Organization ("WHO") declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, initiated travel restrictions. On May 5, 2023, the WHO declared Covid19 is now an established and ongoing health issue which no longer constitutes a public health emergency. However, the final impacts of the outbreak, and economic consequences, are unknown and still evolving. The Covid19 health crisis adversely affected the U.S. and global economy, resulting in an economic downturn. A similar new pandemic occurrence could impact the Company's business plans. The future impact of the outbreak remains highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus or other rapidly transmitted viruses or diseases.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class of Membership Interests or future proposed Class of Membership Interests. In the event the Company does not reach its funding target, the Company may not be able to achieve its investment objectives or operate profitably.

The Company's Manager may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's Manager will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the potential Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Class A Units will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after twenty-one (21) calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least five (5) business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by the Company's Operating Agreement or law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose either a portion of or their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.


Risks Related to the Securities


There is currently no trading market for our securities. An active market in which Investors can resell their Class A Units may not develop.

There is currently no public trading market for any Class A Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Class A Units. Even if a public or private market does develop, the market price of the Class A Units could decline below the amount you paid for your Class A Units.

There may be state law restrictions on an Investor's ability to sell the Class A Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Class A Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Class A Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex and the Company could potentially be found to have not complied with all relevant state and federal securities law in offering of securities.

The Company has not conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Class A Units have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Class A Units. Neither the Offering nor the Class A Units have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm.

Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Class A Units will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Class A Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Class A Units. Because the Class A Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Class A Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class A Units may also adversely affect the price that you might be able to obtain for the Class A Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Class A Units for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Class A Units and we have arbitrarily set the price.

The Offering Price per Share was not established in a competitive market. We have arbitrarily set the price of the Class A Units at two thousand five hundred U.S. dollars ($2,500.00) per Class A Unit with reference to the general status of the securities market and other relevant factors. The Offering price for the Class A Units is not based on the book value of Company assets, our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Class A Units. The market price for the Class A Units, if any, may decline below the price at which the Class A Units are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us. We cannot guarantee that the Class A Units can be resold at the Offering price or at any other price. Investors purchasing the Class A Units will also possess limited right to transfer the Class A Units as specified in the Operating Agreement.

Investors purchasing the Class A Units in this Offering may be significantly diluted as a consequence of subsequent financings.

The Class A Units offered may be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Class A Units will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company Class A Units.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

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OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to five million U.S. dollars ($5,000,000) through the sale of up to one thousand (2,000) Class A Units. The funding from this Offering will allow the Company to execute the business plan to generate income from investment in secured-financing instruments utilized for the improvement and resale of real property, under-valued vehicles for subsequent re-sale at an expected profit, secured interests in small businesses requiring financing and the participating in the business brokering industry.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Units Held Prior to Offering	Percentage (%) of Units Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Prosperity Capital Management, LLC	Class B Units	2,000	100	100

Classes of Securities of the Company

As of the date of this Offering, zero (0) Class A Units (Class A Membership Interests) and two thousand (2,000.0) Class B Units (Class B Membership Interests) were issued and outstanding in the Company. One hundred percent (100%) of issued Class B Units prior to the Offering were issued to Prosperity Capital Management, LLC, Managing Member of the Company for no cash consideration.

The Company is offering two thousand (2,000.0) Class A Units at two thousand five hundred U.S. dollars ($2,500.00) per Class A Unit (the "Securities") on a "best-efforts" basis as described in this Form C (the "Offering").

Assuming Maximum Proceeds are raised, two thousand (2,000.0) Class A Units will be issued and outstanding in the Company with the Class A Units sold through this Offering equaling one hundred percent (100%) ownership of all issued Class A Units in the Company post-closing. The Securities sold in this Offering are Class A Units that will possess limited voting rights within the Company.

Class A Membership Units

Class A Membership Interests in the form of Class A Units are being offered through this Offering. Class A Unit holders possess an economic interest in the Company and have limited managerial control and voting rights as defined in the Company Operating Agreement.

Class A Members are persons accepted into the Company as owners of Class A Units of Capital Interests ("Class A Units"). The Capital Contribution for a Class A Unit is Two Thousand Five Hundred U.S. dollars ($2,500.00) (the "Class A Unit Price"). The minimum Capital Contribution to become a Class A Member in the Company is One (1.0) Class A Unit for Two Thousand Five Hundred U.S. dollars

($2,500.00) (the "Class A Minimum Subscription Amount"), which may be either increased or decreased in the discretion of the Company Manager. There shall be a maximum of Two Thousand (2,000.0) Class A Units issued for an aggregate proceeds of Five Million U.S. dollars ($5,000,000). The Class A Units shall be entitled to the Class A Preferred Return of eight percent (8%) per annum on Unrecovered Capital Contributions and an aggregate fifty percent (50%) Percentage Interest in the Company as a class.

Upon receipt by the Company of aggregate Capital Commitments with respect to Class A Units of at least two thousand five hundred U.S. dollars ($2,500.00), the Company may hold an initial closing of (i) the issuance of Class A Units to Persons and (ii) the admission of such Persons as Members (as applicable) to the Company.

After the Initial Closing, the Percentage Interest of the Class A Units shall be fifty percent (50%), subject to adjustment as set forth above. Notwithstanding the foregoing, the Manager, in its sole discretion, may accept subscriptions for less than the Class A Unit Minimum Investment Amount. Class A Members shall be accepted into the Company solely by subscription upon approval of the Manager. Each Class A Member agrees to make its Capital Contribution at the time it is accepted into the Company. Notwithstanding the Class A Unit Minimum Investment Amount required of a single investor as described herein, for the purposes of determining the Class A Minimum Investment Amount, a "single investor" shall include an individual, his or her spouse, and their descendants, who purchase the Units for his or her or their own accounts, and all pension or trust funds established by each such individual. To the extent that such a "single investor" satisfies the Class A Minimum Investment Amount, each individual investor thereunder will receive the number of Class A Units, at the Class A Unit Price, corresponding to such individual investor's pro rata share of all subscriptions made by such "single investor."

"Class A Preferred Return" means with respect to each Class A Unit as of any date, a cumulative amount equal to eight percent (8.0%) per annum (prorated for any partial year), on the Unrecovered Capital Contributions with respect to such Class A Unit held by the Class A Member. The Preferred Return shall accrue beginning on the date the Class A Member's Capital Contribution is accepted by the Company and the prospective investor is accepted as a Class A Member. The Class A Preferred Return will be calculated on the basis of the actual number of days elapsed from such date to and including the date that the distributions constituting a return of such Capital Contributions were made.

Class B Membership Units

Class B Membership Interests in the form of Class B Units possess voting rights, economic interests and managerial control similar to Class A Units. Class B Units currently issued and outstanding are solely-owned and held by the Manager and are not being offered through this Offering.

Class B Members are persons accepted into the Company as owners of Class B Membership Interests ("Class B Units"). The Class B Units are entitled to all items of profit, loss and tax credit not allocated to the Class A Units. There are Two Thousand (2,000.0) Class B Units representing the founders' membership interest in the Company and the Class B Units outstanding were issued for no cash consideration. The Class B Units are entitled to all items of profit, loss and tax credit not allocated to the Class A Units. After the Initial Closing, the Percentage Interest of the Class B Units shall be fifty percent (50%) subordinated to the Class A Preferred Return.

For additional detail regarding the rights and responsibilities associated with the Company Membership Interests and the definitions of the capitalized terms in this Classes of Securities of the Company section see Exhibit D - "Operating Agreement".

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company currently has not issued nor are there any outstanding convertible debentures, options or warrants, or other contracts that would in effect materially limit, dilute or qualify the rights of the Class A Units issued through this Offering. The Company reserves the right to attempt additional offerings in the future and whose securities will at a minimum cause dilution to the then existing Company members and Class A Unit holders. It is unknown if any future offerings will include securities that have material differences or qualify the rights of then existing Company members or Class A Unit holders.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

None. The rights held by Class A Units are materially similar to Class B Units.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Other Material Terms

The Company will not establish a sinking-fund nor does the Company have the right or obligation to repurchase the Securities. The Securities do not possess a liquidation preference or any right of redemption. Class A Members will not possess any control over management decisions related to the operation of the Company and removal of the Manager requires the affirmative vote of no less than eighty percent (80%) of the total Membership Interests excluding any held by Manager.

Additional Issuance

Any additional issuance after the Regulation CF funding is over will dilute all the Class A Membership Interests. The Securities do not have a preemptive right to participate in any future offerings.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Affiliates

An Affiliate of the Company or Manager means any entity, directly or indirectly, through one or more intermediaries is controlled by, or under common control with the Company or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights of the entity or the power to direct or cause the direction of the management or policies of the affiliated entity. There are two (2) affiliates of the Members of the Company's Manager and they are:

Investors Finance Center, LLC is a Virginia LLC formed for the purposes of providing capital to individuals and firms for the purpose of making capital improvements to real property. Investors Finance Center, LLC owned forth-five percent (45%) by Ranjeev Guliani, forty percent (40%) by Rhyan Finch through an affiliate 1st Class Properties LLC, and fifteen (15%) by Faith Kraft through an affiliate FJ Venture, LLC, and the entity is managed by Ranjeev Guliani, Rhyan Finch and Faith Kraft.

Harvest Equity, LLC is a Florida LLC formed for the purposes of providing capital for real property transaction financing, real property acquisitions and improvements, and providing capital to and making capital investments into small businesses. Harvest Equity, LLC is owned twenty percent (20%) by Rhyan Finch through an affiliate 1st Class Properties LLC, twenty percent (20%) by Faith Kraft through an affiliate FJ Venture, LLC, twenty percent (20%) by Ranjeev Guliani through an affiliate Caymus Properties, Inc., twenty percent (20%) by Jay Kinder, and twenty percent (20%) by Sath Lingan. and managed by Rhyan Finch, Faith Kraft, Ranjeev Guliani, Jay Kinder and Sath Lingan.

Conflicts of Interest

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders. On any issue involving conflicts of interest, the Manager of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length but will be in all cases consistent with the duties of the Manager of the Company to its Members. By acquiring a Class A Membership Interest in the Company through the Class A Units, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The Manager and its affiliates may experience conflicts of interest in connection with the management of the Company's business. Some of the material conflicts that our Manager and its affiliates face include the following:

1. The Company Manager manages other real properties and assets for investment purposes outside of the Company including those that have similar investment objectives as the Company;
2. The Manager will most likely enlist the services of an affiliate(s) in order to identify, secure and manage the Company asset(s). The negotiation for the compensation for the services that the third-party provides will be at then current market rates;
3. The terms of the Operating Agreement (including the Manager's rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm's length;
4. Company Members may only remove the Company Manager for "cause" following the affirmative vote of Members holding no less than eighty percent (80%) of the Membership Interests not held by Manager. Unsatisfactory financial performance does not constitute "cause" under the terms of the Operating Agreement;
5. The Company Manager has in the past, and expects to continue in the future, to offer other investment opportunities including offerings that may acquire assets and equity investments similar to those expected to be acquired by the Company;
6. The third-party entities that Manager may have a relationship with separate from the Company may have investment criteria that compete with the Company. If a sale, financing, investment or other business opportunity would be suitable for more than one program, our Manager will allocate the business opportunity using its business judgment as a Manager. Any allocation of this type may involve the consideration of a number of factors that the Manager determines to be relevant. The factors that the Manager could consider when determining the entity for which an investment opportunity would be the most suitable include some of the following non-exhaustive examples:
   - the investment objectives and criteria of the Manager and other entities;
   - the cash requirements of the Manager and other entities;
   - the effect of the investment on the diversification of the Manager's and other entities' portfolio by type of investment, and risk of investment;
   - the policy of the Manager and other entities relating to leverage;
   - the anticipated cash flow of the asset(s) to be acquired;
   - the income tax effects of the purchase on the Manager or the other entities;
   - the size and timing of the investment required; and
   - the amount of funds available to the Manager or the other entities.

7. If for any reason, in the opinion of the Manager, any prospective business opportunity available to the Company is determined to be more appropriate for another entity other than the Company, the Manager may decline the business opportunity on behalf of the Company and offer the prospective business opportunity to such entity;
8. Except under any policies that may be adopted by the Manager, which policies are designed to minimize conflicts among the Company and other prospective business opportunities, no Member or Manager of the Company nor the affiliates of Manager has any duty, responsibility or obligation to refrain from:
   - engaging in the same or similar activities or lines of business as the Company;
   - doing business with any potential or actual tenant, lender, borrower, seller, purchaser, supplier, customer or competitor of the Company;
   - engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, sellers, purchasers, suppliers or customers of the Company;
   - establishing material commercial relationships with another person(s) or business entity; or

- making operational and financial decisions that could be considered to be detrimental to the Company.

9. In addition, any decisions by the Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one (1) entity more than another or limit or impair the ability of any entity to pursue business opportunities. In addition, other third parties may require as a condition to their arrangements or agreements with or related to any one (1) particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one (1) program more than another;

10. The Manager or any affiliates of Manager could be offering, and may continue to originate and offer, other investment opportunities, including additional blind pool equity and debt offerings similar to this Offering and may make investments in real estate or any other assets for their own respective accounts, whether or not those investments are competitive with Company business;

11. The Manager and any affiliates of Manager will not be required to disclose any profits or fees or other compensation they may receive from any other business they own separately from the Company, and Members of the Company will not be entitled to receive or share in any of the profits, returns, fees or compensation from any other business owned and operated by the Manager or any affiliates of Manager for their own separate benefit;

12. The Company may form a joint-venture or partnership with Manager or an entity which is controlled or affiliated with the Manager which may cause a direct benefit to the Manager or an affiliate of the Manager that is separate from any compensation the Manager may earn as Manager of the Company;

13. The Company may engage the Manager or affiliates of the Manager to perform services at prevailing market rates, determined in the sole discretion of the Manager. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with a third-party on an arm's length basis; and,

14. The Manager and the affiliates of Manager are not required to devote all of their time and efforts to Company affairs.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Class A Units have limitations on transferability that are defined in the Company's Operating Agreement. Voluntary transfers of Class A Units require the consent of Manager unless the proposed transfer is for specific estate-planning purposes. Involuntary transfers of Class A Units are limited and consist of transfer of the economic rights and not the managerial rights initially associated with the Class A Units. See Exhibit D - "Operating Agreement" for conditions related to transferability of Company Securities.

Delivery of Securities

The Company will complete the transaction and deliver the Class A Units to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company possesses accounts payable in the amount of thrity-five thousand dollars ($35,000) to a related-party for the costs associated with the organization of the Company and preparing this Offering. There exists no additional indebtedness to any other party at the time of this Offering.

Does the Company have operating history: ☐ Yes   ☒ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Prosperity Capital Fund, LLC is a newly formed entity and, as such, there are no results from operations, and no historical financials that are relevant to this discussion.

(Remainder of this page is intentionally blank)

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Total Proceeds		$ 10,000		$ 5,000,000
Intermediary Fees*	3.0%	$ 300	3.0%	$ 150,000
Net Proceeds		$ 9,700		$ 4,850,000
Administration, Accounting & Legal	7.0%	$ 700	2.0%	$ 100,000
Real Estate Capital	0%	$ 0	53.2%	$ 2,660,000
Real Property Transactions & Small Business Financing	90.0%	$ 9,000	35.6%	$ 1,780,000
Capital Reserve**	0%	$ 0	3.0%	$ 150,000
Manager Fees#	0%	$ 0	3.2%	$ 160,000
Total Use of Net Proceeds		$ 9,700		$ 4,850,000

Notes: *Intermediary (Andes Capital Group, LLC) shall receive a three percent (3%) commission of the funds raised in the Offering.

**Capital Reserve is assumed to be three (3%) of the Total Proceeds of the Offering for working capital and Preferred Return.

#Manager Fees assumes payment of applicable obligatory and discretionary management fees in an amount equaling approximately three and six-tenths percent (3.6%) of investible Net Proceeds (Net Proceeds minus Administrative Expenses and Capital Reserve)

The Company possesses the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

TESTING THE WATERS

The Company did not make use of written communications or a broadcast script for testing the waters either (i) under the authorization of Rule 241 within thirty (30) days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

INVESTOR NOTICE AND COMMITMENT

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel a subscription or proposed investment in the Company.

NOTE: Investors may cancel an investment commitment until forty-eight (48) hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, Issuer may close the Offering early if it provides notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the forty-eight (48) hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A
FINANCIALS

PROSPERITY CAPITAL FUND, LLC

FINANCIAL STATEMENTS

JANUARY 22, 2025 (INCEPTION)



FINANCIAL STATEMENTS JANUARY 22, 2025 (INCEPTION):



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Members of Prosperity Capital Fund, LLC

Opinion

We have audited the accompanying financial statements of Prosperity Capital Fund, LLC (the "Company"), which comprise the statement of financial condition as of January 22, 2025 ("Inception") and the statements of operations and members' deficit and cash flows for the period then ended, and the related notes (referred to as "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 22, 2025, and the results of its operations and its cash flow for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires capital to operate and commence planned principal operations and has stated that there is substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

dbb*mckennon*
Newport Beach, California
March 19, 2025

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica　　　　　　　　　　Newport Beach　　　　　　　　　　San Diego

PROSPERITY CAPITAL FUND, LLC
STATEMENT OF FINANCIAL CONDITION
JANUARY 22, 2025

Assets:		
Current assets:		
Cash	$	-
Total current assets		
Deferred offering costs		20,000
Total assets	$	20,000
Liabilities and Members' Deficit:		
Liabilities:		
Current liabilities:		
Related party advances	$	20,125
Total liabilities		20,125
Commitments and contingencies		
Members' Deficit:		
Members' deficit:		(125)
Total members' deficit		(125)
Total liabilities and members' deficit	$	20,000

See accompanying notes, which are an integral part of these financial statements.

PROSPERITY CAPITAL FUND, LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
JANUARY 22, 2025 (INCEPTION)

Revenue	$	-
Operating Expenses:		
General and administrative		125
Total Operating Expense		125
Loss from Operations		125
Net Loss	$	(125)
Beginning - Member's Deficit		-
Ending - Member's Deficit	$	(125)

See accompanying notes, which are an integral part of these financial statements.

PROSPERITY CAPITAL FUND, LLC
STATEMENT OF CASH FLOWS
JANUARY 22, 2025 (INCEPTION)

Cash flows from operating activities:		
Net loss	$	(125)
Adjustment to reconcile net loss to net cash used in operating activities:		
Net cash used in operating activities		(125)
Cash flows from investing activities		-
Cash flows from financing activities		
Deferred offering costs		(20,000)
Related party advances		20,125
Net cash provided by financing activities		125
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes, which are an integral part of these financial statements.

5

NOTE 1: NATURE OF OPERATIONS

Prosperity Capital Fund, LLC (the "Company") is a Wyoming Limited Liability Company, organized on January 22, 2025. The Company has been formed to raise capital and invest in real estate-related assets along with other investments. The Company's sole member and manager is Prosperity Capital Management, LLC (the "Manager").

As of January 22, 2025, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, preparations to raise capital and capital raising activities. Once the Company commences its planned principal operations, it will incur significant additional expenses and require deployment of significant capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including but not limited to failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statement was available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. To date the Company's operations have been funded by the Manager.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted the calendar year as its basis of reporting.

Year End
The Company's year end is

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the statement of financial condition approximate their fair value.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of January 22, 2025, the Company had not established a deposit account with a financial institution.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 946-20-25, Financial Services – Investment Companies and FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of legal fees incurred in connection with the Company's pending offering. Prior to the completion of the offering, these costs are capitalized as deferred offering costs. The deferred offering costs will be charged against the proceeds from the pending offering. If the pending offering is abandoned the amounts will be expense.

Organizational Costs
In accordance FASB Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Revenue Recognition
The Company will recognize revenue under the guidance of ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. To date, the Company has not recognized any revenue from intended operations.

Advertising and Promotion
Advertising and promotional costs are expensed as incurred.

Research and Development Costs
Costs incurred in the research and development of the Company's activities are expensed as incurred.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income and losses from the Company are reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740, Income Taxes, ("FASB ASC 740") for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company expects to file U.S. federal and state income tax returns in which nexus is achieved.

NOTE 4: MEMBER'S DEFICIT

Membership Units

The Company is authorized to issue up to 2,000 Class A units and 2,000 Class B units.

Class A membership interest shall represent a capital contribution of two thousand five hundred dollars for one class A unit, this may be increase or decreased on the discretion of management. There shall be a minimum of one and a maximum of two thousand Class A units. Class A Members receive a preferred return of 8% per annum (non-compounded) on their unrecovered capital contribution before any other distributions. After the preferred return is paid, Class A Members receive 50% of net distributable proceeds as return of capital, while Class B Members receive the other 50% as incentive allocation. Once all capital contributions are returned, Class A Members receive 50% of all further net distributable proceeds for the life of the Company. Class A have limited voting rights and waiver their right to vote on most maters.

On January 22, 2025, the Company issued 2,000 Class B units to the Manager. After the preferred return is paid, Class B Members receive 50% of net distributable proceeds as incentive allocation. Once all capital contributions are returned, Class B Members receive 50% of all further net distributable proceeds for the life of the Company. Class B have superior voting rights.

Broker Dealer Agreement

On February 18, 2025, in connection with an anticipated capital raise, the Company entered into an agreement with a broker dealer. Under the terms of the agreement, the broker dealer will receive 3% of the aggregate amount raised and a once time charge of $2,500. The agreement can be cancelled by either party with 30 days notice.

NOTE 5: RELATED PARTY TRANSACTIONS

The business and affairs of the Company shall be managed initially by the Manager. As of January 22, 2025, the Manager has advanced the Company $20,125 which was used for operations. Subsequent to January 22, 2025, the Manager has advanced an additional $13,915 and is due $34,040 as of the issuance date of these financial statements. The advances are due on demand and do not incur interest.

Under the operating agreement, the Manager is entitled to receive the following:

Asset Acquisition Fee

For each investment, the Company pays the Manager 1.0%-3.0% of the investment's purchase price. This fee as determined by the Manager is paid at closing of the acquisition.

Project Development Fee

For each investment, for which the Company may require to construct or renovate, the Company shall pay its Manager 5.0%-15.0% of the construction or renovation budget. This fee as determined by the Manager shall be paid 50% upon commencement and the remaining 50% monthly throughout the project.

Asset Disposition Fee

For each investment, the Company shall pay its Manager up to 2.0% of the investment's sale price. This fee as determined by the Manager will be paid at the disposition of the investment.

Asset Management Fee

The Manager may receive up to 2% of the aggregate total book value of the investments under manager. The payment timing and percentage is at the sole discretion of the Manager.

Credit Facility Guarantee Fee

The Manager may receive up to 2% of the Company's total credit facilities or capacity personally guaranteed by the Manager or its principals/members. If levied, payable at 0.50% of the prorated total balance of guaranteed Company credit facilities quarterly in arrears. The payment timing and percentage is at the sole discretion of the Manager.

See Note 4 for discussion regarding the issuance of membership units to the Manager.

NOTE 6: SUBSEQUENT EVENTS

See Notes 4 and 5 for the disclosure of subsequent events.

Management has evaluated subsequent events through March 19, 2025, the date the financial statement was available to be issued. Based on this evaluation, no additional material events, were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B
SUBSCRIPTION DOCUMENT

PROSPERITY CAPITAL FUND, LLC
a Wyoming limited liability company

2,000 Class A Membership Interests (Class A Units)
REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Prosperity Capital Fund, LLC
       6330 Hollywood Blvd.
       Sarasota, Florida 34231

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class A Membership Interests (the "Class A Units"), of **Prosperity Capital Fund, LLC**, a Wyoming limited liability company (the "Company"), at a purchase price of **two thousand five hundred U.S. dollars ($2,500.00)** per Class A Unit (the "Per Unit Price"), upon the terms and conditions set forth herein. The rights of the Class A Units are as set forth in the Company's Operating Agreement and any description of the Class A Units that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Class A Units the Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Class A Units sold shall not exceed two thousand (2,000) (the "Oversubscription Offering"). The Company may accept subscriptions until March 19, 2026 (the "Termination Date"). Providing that subscriptions for one (1) Class A Units are received (the "Target Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of a rejection of this subscription in its entirety, or in the event the sale of the Class A Units (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Class A Units shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Class A Units in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Class A Units shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Class A Units owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "Transfer Agent"), which books and records shall bear a notation that the Class A Units were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Wyoming. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Class A Units. The issuance, sale and delivery of the Class A Units in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Class A Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Class A Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No filings</u>. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial statements</u>. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Class A Units as set forth in the Offering Materials.

(h)   <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Class A Units subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Class A Units have not been registered under the Securities Act. Subscriber also understands that the Class A Units are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Class A Units and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Class A Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Class A Units. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Class A Units. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Class A Units.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Class A Units pursuant to this Subscription Agreement, it shall not transfer such Class A Units except:

   (i)   To the Company;

   (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

   (iii) As part of an offering registered under the Securities Act with the SEC; or

   (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

   (i)   Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

   (ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed the greater of (A) five percent (5%) of the greater of its annual income or net worth, or (B) $2,500; or

   (iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months, does not exceed ten percent (10%) of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Class A Unitholder information. Within five (5) days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Class A Unit holder (or potential Class A Unit holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Class A Units, it will require the transferee of such Class A Units to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement in its entirety. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Class A Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Class A Units may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Class A Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Class A Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Class A Units. Subscriber's subscription and payment for and continued beneficial ownership of the Class A Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Wyoming.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF SARASOTA COUNTY, FLORIDA OR THE UNITED STATES DISTRICT COURT IN THE MIDDLE DISTRICT OF FLORIDA LOCATED WITHIN TAMPA, FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

Prosperity Capital Fund, LLC
6330 Hollywood Blvd.
Sarasota, Florida 34234

If to a Subscriber, to: Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Class A Units shall be immediately subject to this Subscription Agreement, to the same extent that the Class A Units, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. <u>Subscription Procedure</u>. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform of the Company at propseritycapfunding.com ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

    (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

        (A) The person's primary residence shall not be included as an asset;

        (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C
ARTICLES OF ORGANIZATION



Secretary of State

Wyoming Secretary of State
Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Jan 22 2025 9:44AM
Original ID: 2025-001597082

Limited Liability Company
Articles of Organization

I. The name of the limited liability company is:
Prosperity Capital Fund, LLC

II. The name and physical address of the registered agent of the limited liability company is:
Registered Agents Inc
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the limited liability company is:
30 N Gould St Ste R
Sheridan, WY 82801

IV. The principal office address of the limited liability company is:
30 N Gould St Ste R
Sheridan, WY 82801

V. The organizer of the limited liability company is:
Registered Agents Inc
30 N Gould St Ste R Sheridan, WY 82801

Signature: *Robin Jones* Date: **01/22/2025**

Print Name: **Robin Jones**

Title: **Authorized Signer**

Email: **filings@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Limited Liability Company Act, (W.S. 17-29-101 through 17-29-1105) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Organization that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Organization.

Signature:	*Robin Jones*	Date: **01/22/2025**
Print Name:	**Robin Jones**	
Title:	**Authorized Signer**	
Email:	**filings@registeredagentsinc.com**	
Daytime Phone #:	**(307) 200-2803**	


Consent to Appointment by Registered Agent

Registered Agents Inc, whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **Prosperity Capital Fund, LLC** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Robin Jones*   Date: **01/22/2025**

Print Name: **Robin Jones**

Title: **Authorized Signer**

Email: **filings@registeredagentsinc.com**

Daytime Phone #:   **(307) 200-2803**

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF ORGANIZATION

Prosperity Capital Fund, LLC

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **22nd** day of **January**, **2025** at **9:44 AM.**

Remainder intentionally left blank.

WYOMING · GREAT SEAL OF THE STATE OF
EQUAL RIGHTS

Filed Date: 01/22/2025

Chuck Gray

Secretary of State

Filed Online By:

Robin Jones

on 01/22/2025

EXHIBIT D
OPERATING AGREEMENT

LIMITED LIABLITY COMPANY OPERATING AGREEMENT
of

PROSPERITY CAPITAL FUND, LLC
a Wyoming limited liability company

This Limited Liability Company Operating Agreement of Prosperity Capital Fund, LLC is made and entered into effective as of January 22, 2025, the date the Articles of Organization were filed with the Wyoming Secretary of State, by and among the Manager and the several persons whose names and addresses are set forth in the Register, and whose signatures appear on the counterpart signature pages attached hereto, and any other Person who shall hereafter execute this Agreement as a Member of Prosperity Capital Fund, LLC, pursuant to and in accordance with the Wyoming Limited Liability Company Act, as amended from time to time.

W I T N E S S E T H

WHEREAS the parties hereto, wishing to form and become members of a limited liability company called Prosperity Capital Fund, LLC under and pursuant to the laws of the State of Wyoming, have caused the initial Articles of Organization of the Company to be executed and filed with the Wyoming Secretary of State; and

WHEREAS the parties hereto agree that their respective rights, powers, duties and obligations as members of the Company, and the management, operations and activities of the Company, shall be governed by this Agreement.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 **Certain Definitions**. Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1.1:

"Act" means the Wyoming Limited Liability Company Act, as from time to time in effect in the State of Wyoming, or any corresponding provision(s) of any succeeding or successor law of such State; provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

"Additional Member" means any Person that is admitted to the Company as a new or additional Member, based on the affirmative vote of the Members holding a majority of

1

the Percentage Interests, after the offering of Interests to new Members has been closed by the Manager.

"Affiliate" of a Member or Manager means any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or a Manager, as applicable. The term "control," as used in the immediately preceding sentence, means with respect to a corporation, limited liability company, or other entity with voting securities, the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights attributable to such controlled corporation, limited liability company or other entity with voting securities and, with respect to any individual, partnership, trust, estate, association or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

"Agreement" or "Operating Agreement" means this Limited Liability Company Operating Agreement, as originally executed and as may be hereafter amended, modified or supplemented from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," when used with reference to this Agreement, refer to this Agreement as a whole, unless the context otherwise requires.

"Asset Acquisition Fee" means a fee paid to Manager by Company following the purchase of an asset on behalf of the Company. The Manager shall be entitled to receive a fee, levied in the Manager's sole discretion, equal to a minimum of one percent (1%) and up to a maximum of three percent (3%) of the book value of the asset acquired by the Company payable to the Manager after the closing and settlement of the respective Company asset acquisition.

"Asset Disposition Fee" means a fee paid to Manager upon the sale of a Company Asset. Upon the sale of a Company asset the Manager shall receive a fee, in an amount determined in the Manager's sole discretion, up to and not to exceed two percent (2%) of the Company asset's sale price, including upon liquidation of the Company or the sale of all or substantially all of the Company's assets, which shall be paid to Manager at closing of the sale of the disposed asset.

"Asset Management Fee" means a fee paid to Manager by Company for the management of and administration efforts associated with all Company assets. The Manager shall be entitled to receive a fee, levied in the Manager's sole discretion, up to and not to exceed two percent (2%) of aggregate amount of the total book value of assets the Company under management, annualized and paid monthly at the sole discretion of the Manager.

"Assignee" means any transferee of a Member's Interest who has not been admitted as a Member of the Company in accordance with Section 9.4.

"Articles of Organization" means the Articles of Organization of the Company, as originally filed with the Wyoming Secretary of State and as amended, modified or supplemented from time to time.

"Bankruptcy" means, with respect to a Member: (i) such Member makes an assignment for the benefit of creditors; (ii) such Member files a voluntary petition in bankruptcy; (iii) such Member is adjudged as bankrupt or insolvent, or has entered against him, her or the entity an order for relief, in any bankruptcy or insolvency proceeding; (iv) such Member files a petition or answer seeking for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) such Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him, her or the entity in any proceeding of a nature described in this definitional subsection; (vi) such Member seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his, her, or the entity's properties; or (vii) one hundred twenty (120) days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within ninety (90) days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member or of all or any substantial part of his, her or the entity's properties, the appointment is not vacated or stayed, or within ninety (90) days after the expiration of any such stay, the appointment is not vacated.

"Capital Account" means an account established and maintained (in accordance with, and intended to comply with, Income Tax Regulations Section 1.704-1(b) for each Member pursuant to Section 5.2 hereof.

"Capital Contributions" means the contributions made by the Members to the Company pursuant to Section 6.1 or Section 6.4 hereof and, in the case of all the Members, the aggregate of all such Capital Contributions.

"Capital Transaction Event" means the sale or refinance of a Property or asset of the Company, or sale of substantially all of the assets of the Company or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"Class A Interest" means a membership share in the Company, measured in Units, which is held by a Class A Member. Each Class A Interest shall represent a Capital Contribution of Two Thousand Five Hundred U.S. Dollars ($2,500.00) for one (1) Class A Unit, unless increased or decreased at the sole discretion of Manager. There shall be a minimum of One (1) and up to a maximum of Two Thousand (2,000) Class A Units, unless increased or decreased at the sole discretion of Manager.

"Class A Member(s)" means the Person(s) admitted as Class A Members by the Manager and whose name is listed in the Register. The minimum investment requirement to become a Class A Member is Two Thousand Five Hundred U.S. Dollars ($2,500.00) unless increased or decreased at the sole discretion of Manager. The aggregate Percentage

Interest of the Class A Members shall be fifty percent (50%), as provided on **Exhibit "1"** hereto.

"Class B Interest" means a membership share in the Company, measured in Units, that is held by a Class B Member.

"Class B Member" means the Person(s) admitted as and executing this Agreement as a Class B Member and whose name(s) and their total number of Class B Interests owned are listed in the Register. The aggregate Percentage Interest of the Class B Members in the Company shall be fifty percent (50%), as provided on **Exhibit "1"** hereto.

"Code" means the United States Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of any succeeding law and, to the extent applicable, the Income Tax Regulations.

"Company" means Prosperity Capital Fund, LLC, a Wyoming limited liability company. The Company may, in the sole discretion of Manager, also register to perform business activity under a tradename or a doing business as ("dba") name.

"Credit Facility Guarantee Fee" means a fee paid to Manager by Company for securing funds for Company use by submitting personal guarantees on behalf of Company. The Manager shall be entitled to receive a fee, levied in the Manager's sole discretion, in an amount not to exceed two percent (2%) of the Company's total credit facilities or capacity that is personally guaranteed by either the Manager or any principal(s) or member(s) of the Manager. If levied by Manager, the Credit Facility Guarantee Fee will be payable to Manager in arrears at a rate of one-half of one percent (0.50%) of the prorated total balance of the Company credit facilities or capacity that are personally guaranteed on the first day of that fiscal quarter.

"Immediate Family" means any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual.

"Incentive Allocation" means the apportionment of Net Distributable Proceeds the Class B Member is entitled to receive when Net Distributable Proceeds are classified as a return of capital contributions to Class A Members. The Class B Member shall receive fifty percent (50%) of the total Net Distributable Proceeds being classified as a Capital Contribution return to Class A Members until all Member Unrecovered Capital Contribution account balances are zero.

"Income Tax Regulations" means, unless the context clearly indicates otherwise, the regulations in force as final or temporary that have been issued by the U.S. Department of the Treasury pursuant to its authority under the Code, and any successor regulations.

"Interest" means the allocable share of each Member with respect to: (a) participating in the income, gain, loss, deduction or credit of the Company, as set forth in the Register, subject to the Preferred Allocations and Distributions contained in **Exhibit "1"**, (b) the ability vote on, consent to or otherwise participate in any decision of the

Members, and (c) the right to participate in any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act. Interests shall be reflected and measured in Units.

"IRR" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function or software.

"Manager" means each Person who is elected as Manager of the Company pursuant to Section 4.8 of this Agreement. The initial Manager of the Company shall be Prosperity Capital Management, LLC.

"Member" means any Person who (i) is one of the original Members of the Company which are parties to this Agreement and listed in the Register, or (ii) has been admitted to the Company as a Member in accordance with the Act and this Agreement, and (iii) has not ceased to be a Member for any reason.

"Net Capital Proceeds" means, the excess of sale or refinance revenue, over sales or refinance costs and fees, including but not limited to repayment of debt, sales commissions, sales fees, establishment of necessary Reserves, cash expenditures incurred incident to the sales process, refinance fees, origination fees, broker fees, and any other cash expenditures incurred in the sale or refinance of a Property. Any reserves returned to the Company by any lending institution or any other source may be considered a Capital Transaction Event and part of Net Capital Proceeds in the Manager's sole discretion.

"Net Distributable Proceeds" means, the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of the Properties and Real Estate-Related Investment(s) or Net Capital Proceeds received following a Capital Transaction Event, over operating expenses and other expenditures for such fiscal period (including but not limited to present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, including without limitation, the Asset Acquisition Fee, Asset Management Fee, Credit Facility Guarantee Fee, Project Development Fee and Asset Disposition Fee,) decreased by any amounts added to Reserves during such fiscal period, and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to Property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period. The Manager shall determine, in its sole discretion, both the amount and timing of any Net Distributable Proceeds disbursed to Members.

"Offering" means the securities offering that the Company is offering to prospective investors utilizing Regulation CF to become Class A Members for the Company's business purposes identified in Section 2.4 below.

"Percentage Interest" means with respect to a particular Member, the designation of that Member's pro-rata share of the aggregate percentage interests in the Company allocated to that specific class of Interest held by such Member calculated as (i) the number of Units of Class A Interests or Class B Interests, as applicable, held by such Member as of the date of calculation, divided by (ii) the aggregate number of issued and outstanding Units of Class A Interests or Class B Interests or total Company Membership Interests, as applicable, as of the date of calculation. The Percentage Interests of the Members are set forth on the Register, as amended from time to time in accordance with the terms of this Agreement.

"Person" means a natural person or any partnership (whether general or limited and whether domestic or foreign), limited liability company, foreign limited liability company, limited life company, limited duration company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity or any other entity.

"Preferred Allocation" means the apportionment of Net Distributable Proceeds disbursed to the Members as outlined in **Exhibit "1"**.

"Preferred Return" means a prorated, non-compounded per annum IRR as provided on **Exhibit "1"** based on Class A Members' Unrecovered Capital Contribution minus any return of capital from Net Distributable Proceeds or a Capital Transaction Event, if any. The Preferred Return shall be paid from Net Distributable Proceeds, if at all, at times and amounts in the sole discretion of the Manager. The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid for any particular period if the Company does not have sufficient capital available to pay it or if the Manager in its sole discretion determines that it is in the best interests of the Company to retain such funds. Any Preferred Return deficiencies will accrue and roll over to the following period and shall not be classified as a Capital Contribution nor compound. The Preferred Return allocation is payable from Net Distributable Proceeds only and does not extend to Net Capital Proceeds although Preferred Return deficiencies that accrue may be distributed from Net Capital Proceeds from time to time in the sole discretion of the Manager.

"Project Development Fee" means a fee paid to Manager by Company for fulfilling the management and administration duties required to effectuate development and improvement(s) of a Company asset, if any. The Manager shall be entitled to receive a fee, levied in the Manager's sole discretion, equal to a minimum of five percent (5%) to a maximum of fifteen percent (15%) of the total estimated project expenses attributable to the development or improvement of the Company asset. If levied by Manager, the Project Development Fee shall be payable to the Manager in an amount equal to fifty percent (50%) of the calculated total Project Development Fee immediately after (i) the allocation or expenditure of the project expenses from Company capital accounts, or (ii) the closing of the project financing instrument(s) with the remaining fifty percent (50%) of the Project Development Fee due and owing to Manager prorated and paid by Company on a monthly basis throughout the entire period of the Company's asset improvement project.

"Property" means an improved or unimproved parcel of real property which the Company intends to acquire, develop or improve with the proceeds of the Offering (in the aggregate, the "Properties").

"Real Estate-Related Investment" means any financial instrument or third-party liability secured by real property or other asset including, but not limited to, bank notes, subordinated notes, mezzanine investments, private financing vehicles, promissory notes, property tax liens or any other financial instrument in which Manager believes there exists an opportunity for a commercially reasonable rate of return on the Company capital invested.

"Register" means the records maintained by the Manager setting forth, with respect to each Member, the name, address, amount of Capital Contribution, and Percent Interest, and class of each Member and such other information as the Manager may deem necessary or desirable. The Register shall not be part of the Agreement. The Manager shall from time to time update the Register as the Manager shall deem necessary or advisable, including, without limitation, to reflect the admission of subsequent Members or increase in Percent Interest of Members. Subject to the terms of the Agreement, the Manager may take any action authorized hereunder in respect of the Register without any need to obtain the consent of any other Member. No action of any Member shall be required to amend or update the Register.

"Reserves" means the reasonable allocation of a capital fund account established and maintained from time to time by the Manager, in amounts reasonably considered adequate and sufficient from time to time by the Manager to pay distributions, taxes, fees, insurances or other costs and expenses incident to the Company's business.

"Tax Matters Member" has the meaning set forth in Section 7.4.4 hereof.

"Unrecovered Capital Contribution" shall mean a Member's aggregate Capital Contributions minus any return of capital to the Members from Net Distributable Proceeds.

"Unit" means a single unit of Class A Interest or Class B Interest in the Company, as applicable, and "Units" shall mean all such issued and outstanding Units of Class A Interests or Class B Interests, in the context of the Agreement clause as require, as reflected on the Register, as the Register may be revised from time to time in accordance with the terms of this Agreement.

"Vote" means one vote for every Unit and includes written consent.

Section 1.2   Forms of Pronouns; Number; Construction. Unless the context otherwise requires, as used in this Agreement, the singular number includes the plural and the plural number may include the singular. The use of any gender shall be applicable to all genders. Unless otherwise specified, references to Articles, Sections or subsections are to the Articles, Sections and subsections in this Agreement. Unless the context otherwise requires, the term "including" shall mean "including, without limitation."

ARTICLE 2
ORGANIZATION

Section 2.1   Formation. The Members have formed the Company as a limited liability company under and pursuant to the provisions of the Act. The Members hereby agree that the Company shall be governed by the terms and conditions of this Agreement.

Section 2.2   Name and Office. The name of the Company shall be "**Prosperity Capital Fund, LLC**." All business of the Company shall be conducted under such name and title, and all property, real, personal, or mixed, owned by or leased by the Company shall be held in such name or in the name of a wholly owned subsidiary, which may be created at the request of the lender or for asset protection purposes to protect investor funds. The Company shall further possess the right to identify and operate under a pseudonym or "doing business as" name determined by Manager to facilitate marketing or Company branding purposes. The principal mailing address of the Company shall be 6330 Hollywood Blvd., Sarasota, Florida 34231. The Company may have offices and places of business as the Manager may from time to time designate.

Section 2.3   Registered Agent. The Company may have such offices and places of business as the Manager may from time to time designate. The name and address of the Company's registered agent shall be as set forth in the Company's Articles of Organization until such time as the registered office is changed by the Manager in accordance with the Act.

Section 2.4   Purpose of the Company. The Company is organized for the following objects and purposes:

> *"raise capital to enable the Company to lend on physical assets and/or real estate related investments, collect revenue or income from lending on the operations of the assets and/or real estate-related investments, furthermore the company can sell the any acquired assets for a profit."*

It is understood that the foregoing statement of purposes shall not serve as a limitation on the powers or abilities of the Company, which shall be permitted to engage in any and all lawful business activities as shall be permitted under the laws of the State of Wyoming and any other State the Manager deems in the best interests of the Company.

Section 2.5   Filings. The Manager has caused, or shall promptly cause, the execution and delivery of such documents and performance of such acts consistent with the terms of this Agreement as may be necessary to comply with the requirements of law for the formation, qualification and operation of a limited liability company under the laws of each jurisdiction in which the Company shall conduct business.

(Remainder of this page is intentionally blank)

Section 2.6   **Effective Date: Term**. This Agreement shall be effective as of the date set forth in the preamble of this Agreement. The term of the Company commenced, and the Company commenced its business, on the date on which the Articles of Organization was filed with the Wyoming Secretary of State and shall continue in perpetuity, unless sooner terminated pursuant to the provisions hereof. The existence of the Company as a separate legal entity shall continue until the cancellation of the Articles of Organization.

ARTICLE 3
MEMBERS; LIMITED LIABILITY OF MEMBERS

Section 3.1   Members. Each of the parties to this Agreement (other than the initial Manager), and each Person admitted as a Member of the Company pursuant to the Act and Section 9.4 of this Agreement, shall be Members of the Company until they cease to be Members in accordance with the provisions of the Act, the Articles of Organization, or this Agreement. Upon the admission of any new Member, the Register shall be amended accordingly.

Section 3.2   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

Section 3.3   Certificates Evidencing Interests. The Company may, but is not required to, issue to every Member of the Company a certificate signed by any Manager of the Company specifying the Interest of such Member, which signature may be a facsimile. If a certificate for registered interests is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a resolution of the Manager.

Section 3.4   Classes of Members. The Company shall have the following classes of Members: Class A Members and Class B Members. Each such class of Members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement. The names of the Members shall be set forth in the Register, as amended from time to time. Any person may simultaneously hold more than one class of membership.

Section 3.5   Voting Rights.

3.5.1   Except as may otherwise be provided in the Act, the Articles of Organization, or this Agreement, each of the Class A Members hereby waives his, her or the entity's right to vote on any matters, other than those set in Section 3.5.2, Section 3.5.3, Section 4.8.2, and Section 4.8.3, below. All other decisions will rest with the Manager, as outlined in Section 4.1 below.

3.5.2   Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than a majority of the Percentage Interests of each class voting as a class represented and voting at a duly held meeting at which a quorum of each class is present (which Members voting affirmatively shall constitute at least a majority of the required quorum) shall be required to:

(a)   Admit one (1) or more Additional Members to the Company from the sale of additional Units;

(b)   approve any loan to any Manager or any guarantee of a Manager's obligations;

(c)   amend this Agreement in such a way that would result in a change to the Preferred Allocations and Distributions as set forth on **Exhibit "1"** hereto as of the Effective Date or adversely affect the rights, or the interest in the capital, distributions, profits, or losses of any Member as set forth on **Exhibit "1"** hereto as of the Effective Date.

3.5.3.   Subject to the Act and the Articles of Organization, the affirmative vote of Members holding not less than eighty percent (80%) of the Percentage Interests of the Company as a whole, except for the Interests held by Manager, voting at a duly held meeting at which a quorum of each class is present shall be required to issue a Notice to Perform or remove the Manager for Cause pursuant to Section 4.8.2 or Section 4.8.3 below;

3.5.4   Unanimous consent of all Members is required for any of the following matters:

(a)   To authorize an act that is not in the ordinary course of the business of the Company; and

(b)   To amend the Articles of Organization of the Company or make substantive amendments to this Agreement.

3.5.5   Unless a record date for voting purposes has been fixed as provided in Section 3.11 of this Agreement, only Persons whose names are listed as Members on the records of the Company at the close of business on the business day immediately preceding the day on which notice of the meeting is given or, if such notice is waived, at the close of business on the business day immediately preceding the day on which the meeting of Members is held (except that the record date for Members entitled to give consent to action without a meeting shall be determined in accordance with Section 3.11) shall be entitled to receive notice of and to vote at such meeting, and such day shall be the record date for such meeting. Any Member entitled to vote on any matter may cast part of the votes in favor of the proposal and refrain from exercising the remaining votes or vote against the proposal (other than for election or removal of a Manager), but if the Member fails to specify the Interests such Member is voting affirmatively, it will be conclusively presumed that the Member's approving vote is with respect to all votes such Member is entitled to cast. Such vote may be a voice vote or by ballot; provided, however, that all votes for election or removal of a Manager must be by ballot upon demand made by a Member at any meeting at which such election or removal is to be considered and before the voting begins.

3.5.6   Without limiting the preceding provisions of this Section 3.5, no Person shall be entitled to exercise any voting rights as a Member until such Person (i) shall have been admitted as a Member pursuant to Section 9.4, and (ii) shall have paid the Capital Contribution of such Person in accordance with Section 6.1.

Section 3.6   Place of Meetings. All meetings of the Members shall be held at any place within or without the State of Wyoming that may be designated by the Manager. In the absence of such designation, Members' meetings shall be held at the principal executive office of the Company.

Section 3.7   Meetings of Members. Annual meeting of Members shall not be required. Meetings of the Members for the purpose of taking any action permitted to be taken by the Members may be called by the Manager, or by Members entitled to cast not less than three-quarters of the votes at the meeting. Upon request in writing that a meeting of Members be called for any proper purpose, the Manager forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) nor more than sixty (60) days after receipt of the request. Except in special cases where other express provision is made by statute, written notice of such meetings shall be given to each Member entitled to vote not less than ten (10) nor more than sixty (60) days before the meeting. Such notices shall state:

3.7.1   The place, date and hour of the meeting; and

3.7.2   Those matters which the Manager, at the time of the mailing of the notice, intends to present for action by the Members.

Section 3.8   Quorum. The presence at any meeting in person or by proxy of Members holding not less than a majority of the Interests of the class or classes entitled to vote at such meeting shall constitute a quorum for the transaction of business. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the votes required to constitute a quorum.

Section 3.9   Waiver of Notice. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. The waiver of notice, consent or approval need not specify either the business to be transacted or the purpose of any regular or special meeting of Members, except that if action is taken or proposed to be taken for approval of any of those matters specified in Sections 3.5.2 – 3.5.4 of this Agreement, the waiver of notice, consent or approval shall state the general nature of such proposal. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting. Attendance of a Member at a meeting shall also constitute a waiver of notice of and presence at such meeting, except when the Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened, and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice but not so included, if such objection is expressly made at the meeting.

Section 3.10   Action by Members Without a Meeting. The Manager may be elected or removed without a meeting by a consent in writing, setting forth the action so taken, signed by Members having not less than the minimum number of votes that would be necessary to elect or remove such Manager in accordance with Section 4.8; in addition, a Manager may be elected at any time to fill a vacancy by a written consent signed by Class A Members having not less than the minimum number of votes that would be necessary to elect such Manager in accordance with Section 4.8. Notice of such election shall be promptly given to non-consenting Members.

Any other action which, under any provision of the Act or the Articles of Organization or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records. Unless the consents of all Members entitled to vote have been solicited in writing, then (i) notice of any proposed Member approval of any of the matters set forth in Section 3.5.2 without a meeting by less than unanimous written consent shall be given to those Members entitled to vote who have not consented in writing at least five (5) days before the consummation of the action authorized by such approval, and (ii) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent to those Members entitled to vote who have not consented in writing.

Any Member giving a written consent, or the Member's proxy-holders, or a personal representative of the Member or their respective proxy-holders, may revoke the consent by a writing received by the secretary prior to the time that written consents of the number of votes required to authorize the proposed action have been filed with the secretary, but may not do so thereafter. Such revocation is effective upon its receipt by the secretary or, if there shall be no person then holding such office, upon its receipt by any other officer or Manager of the Company.

Section 3.11   Record Date. The Manager or, if there is no Manager then in office, the Class B Members may fix a time in the future as a record date for the determination of the Members entitled to notice of and to vote at any meeting of Members or entitled to give consent to action by the Company in writing without a meeting, to receive any report, to receive any dividend or distribution, or any allotment of rights, or to exercise rights with respect to any change, conversion or exchange of interests. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of any meeting, nor more than sixty (60) days prior to any other event for the purposes of which it is fixed. When a record date is so fixed, only Members of record at the close of business on that date are entitled to notice of and to vote at any such meeting, to give consent without a meeting, to receive any report, to receive a dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any interests on the books of the Company after the record date, except as otherwise provided by statute or in the Articles of Organization or this Agreement.

If the Manager or the Members, as the case may be, do not so fix a record date, then (i) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day immediately preceding the day on which notice is given or, if notice is waived, at the close of business on the business day immediately preceding the day on which the meeting is held, and (ii) the record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given.

Section 3.12   Members May Participate in Other Activities. Each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member or Affiliate entity.

Section 3.13   Members Are Not Agents. Pursuant to Section 4.1 of this Agreement, the management of the Company is exclusively vested in the Manager. The Members shall have no power to participate in the management of the Company except as expressly authorized by the Act, this Agreement or the Articles of Organization. No Member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge Company credit, to execute any instrument on the Company's behalf or to render Company liable for any purpose.

Section 3.14   Transactions of Members with the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a Person who is not a Member.

ARTICLE 4
MANAGEMENT OF THE COMPANY

Section 4.1   Management and Operations. Subject to the provisions of the Act and any limitations in the Articles of Organization and this Agreement as to action required to be authorized or approved by the Members, the business and affairs of the Company shall be managed and all its powers shall be exclusively exercised by or under the direction of the Manager which shall run the day-to day operations and conduct, manage and control the business and affairs of the Company and to make such rules and regulations therefor not inconsistent with law or with the Articles of Organization or with this Agreement, and to make all other arrangements and do all things which are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

Section 4.2   Duties and Conflicts.

(a)   The Manager shall devote such time to the Company's business as it, in the Manager's sole discretion, may deem to be necessary or desirable in connection with the Manager's responsibilities and duties hereunder.

(b)   The Manager shall not be liable to the Company or any Member for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company; for losses due to such action or inaction; or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company, provided that such employee, broker or agent was selected, engaged or retained with reasonable care. The Manager may consult with counsel and accountants on matters relating to the Company and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Section 4.2 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (1) as a result of recklessness or intentional wrongdoing, or (2) to the extent that such liability may not be waived, modified or limited under applicable law.

(c)   Notwithstanding any other provision of this Agreement, to the extent that, at law or in equity, the Manager or any other indemnitee would have duties (including fiduciary duties) to the Company, to any Member, to any Person who acquires an interest in the Company or to any other Person bound by this Agreement, all such duties (including fiduciary duties) are hereby eliminated, to the fullest extent permitted by law, and replaced with the duties expressly set forth herein.

(d)   Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

Section 4.3   Agency Authority of Manager. If more than one (1) Manager holds office, then each of them shall be authorized to act for the Company, including to sign checks and to enter into contracts and incur obligations on behalf of the Company.

Section 4.4   Limited Liability. Except as expressly set forth in this Agreement or required by law, no Manager shall be personally liable for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Manager of the Company.

Section 4.5   Number and Qualifications of Managers. The authorized number of managers that shall constitute the managers shall be not less than one (1) nor more than three (3). Subject to the provisions of the Act, any limitations set forth in this Agreement (including the terms of Section 2.4 hereof) and any limitations in the Articles of Organization, the authorized number of managers may be changed from time to time by the Manager. The exact number of managers shall be fixed from time to time, within the limits specified in this Section 4.5, by the managers then in office. The number of managers comprising the managers shall initially be one (1). A Manager may, but need not, be a Member of the Company.

Section 4.6   Term of Manager. A Manager shall serve as the Manager for an indefinite term and until the earlier of the (a) Manager's resignation; (b) Manager's withdrawal; (c) Manager's removal; (d) Manager who is a natural person, the Manager's death or adjudication of incompetency; or (e) Manager that is an entity, the Manager's dissolution.

Section 4.7 **Right to Appoint an Affiliate as Manager**. The Members hereby authorize the Manager to assign its rights, obligations and title as Manager to an Affiliate of the Manager without the prior consent of any other Person, and, in connection with such transfer, designate such Affiliate of the Manager as a successor Manager provided, that the Manager shall notify the Members of such change in the next regular Company communication to the Members.

Section 4.8 **Election and Removal of Manager**.

4.8.1   The Manager shall be elected by the vote of Members holding not less than a majority of the Interests pursuant to Section 3.10 of this Agreement. Except as otherwise provided by the Act or the Articles of Organization, each Manager, including a Manager elected to fill a vacancy, shall hold office until such Manager's death, Bankruptcy, mental incompetence, resignation or removal.

4.8.2   Notice to Perform to Manager. All Class A and Class B Members (excluding Interests held by the Manager) who collectively own no less than eighty percent (80%) of the aggregate Percentage Interests of the Company shall issue a Notice to Perform to the Manager in accordance with the notice provision in this Agreement. The Notice to Perform shall describe the matters of concern to the Members and shall give the Manager up to sixty (60) days to correct the matter of concern to the satisfaction of the voting Members. If the Manager fails to respond to the concerns or demands contained in such Notice to Perform then the Manager may be immediately removed, temporarily or permanently, "for Cause" determined by: (a) a vote of the Members pursuant to Section 4.8.3, or (b) by an arbitrator or judge per Section 15.7 of this Agreement. Note, however, that removal of the Manager may require approval of a lender or substitution of a loan guarantor if any loan was conditioned on the qualifications of the Manager.

4.8.3   Removal of Manager for Cause. Any Manager may be removed for Cause upon the affirmative vote of not less than eighty percent (80%) of the aggregate Percentage Interests except for the Interests held by Manager. In the event of removal for Cause, the removal shall be effective sixty (60) days following the vote. For purposes of removal of a Manager, "for Cause" shall mean any of the following:

(a)   Intentional misconduct including, but not limited to, a knowing violation of the law;

(b)   A breach of a Manager's duties or authority hereunder;

(c)   Fraud;

(d)   Bad faith;

(e)   Disappearance wherein the Manager (or each of the members of the Manager) fail to return phone calls and/or written correspondence (including email) for more than thirty (30) consecutive days without prior notice or an anticipated absence, or failure to provide the Members with new contact information;

(f)   Issuance of a legal charging order and/or judgment by any judgment creditor against the Manager's Interest in distributions or fees from the Company; or

(g)   A finding by a court of law or arbitrator that the Manager committed any of the acts described in Section 4.8.3(a) and Section 4.8.3(b), for which the Manager is specifically not indemnified by the Company.

Section 4.9   Vacancies: Resignations.

4.9.1   A vacancy shall be deemed to exist in case of the death, Bankruptcy, mental incompetence, resignation or removal of any Manager, if the authorized number of managers be increased, or if the Members fail, at any meeting of the Members at which any manager or managers are to be elected, to elect the full authorized number of managers to be voted for at that meeting.

4.9.2   Any Manager may resign effective upon giving thirty (30) days written notice to the Members of the Company, unless the notice specifies a later time for the effectiveness of such resignation. In the event the Manager desires to appoint an Affiliate as the new Manager prior to the Manager's resignation effective date, then such Affiliate may become the new Manager in accordance with Section 4.7 without any Member approval.

4.9.3   In the event of a Manager resignation when there exists multiple managers of the Company, a majority of the other managers then in office, or failing such action by the managers, the Members shall have power to elect a successor to take office when the resignation is to become effective.

4.9.4   All Manager vacancies not filled in accordance with Section 4.9.2 or Section 4.9.3 shall be filled by the written consent or affirmative vote of Members holding a majority of the Interests as referenced in Section 3.10 and Section 4.8, respectively.

Section 4.10   Initial Manager. The name of the initial Manager to hold office from and after the date of this Agreement, is Prosperity Capital Management, LLC.

Section 4.11   Managers May Engage in Other Activities. The Manager and its members, shareholder, employees and agents shall have the right to participate in other business ventures of every kind, whether or not such other business venture(s) compete with the Company. The Manager shall not be obligated to offer to the Company or to Members any opportunity to participate in any such other business venture, nor shall the Manager be obligated to obtain permission of the Members in order to engage in other activities. Neither the Company nor the Members shall have any right to any income or profit derived from any such other business venture of Manager.

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Section 4.12 Transactions of Managers with the Company. Subject to any limitations set forth in this Agreement, the Company may transact business with any Manager, Member, officer, agent or Affiliate thereof provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties. Subject to the Act, such Manager has the same rights and obligations with respect thereto as a Person who is not a Member or Manager.

Section 4.13 Compensation of Manager. The Manager shall be reimbursed for any direct funds or expenses advanced by it prior to or after formation of the Company to the extent that such expenses are incurred or paid directly on behalf of the Company.

The Manager and its Affiliates shall be entitled to collect the following fees (as defined above):

      (a)   Asset Acquisition Fee.

      (b)   Credit Facility Guarantee Fee.

      (c)   Project Development Fee.

      (d)   Asset Disposition Fee.

      (e)   Asset Management Fee.

Section 4.14 Parallel Funds, Special Purpose Entities and Co-Investment Opportunities. The Manager may, in its discretion and to the extent permitted by applicable law, create or sponsor partnerships or other vehicles that will be formed for participating pro rata and pari passu in the portfolio companies or Affiliates of the Company (each a "Parallel Fund"). It is the intention of the Manager that the Manager of the Company will also act as the Manager of the Parallel Fund; provided, however, if such an arrangement were to become prohibited or result in a conflict of interest, a separate Manager will be established. The Parallel Fund will contain the similar economic terms, rights, restrictions and obligations for its investors as are applicable to Members in the Company.

Where the Manager deems it appropriate, the Company may use special purpose entities as subsidiaries, including corporations, limited liability companies and limited partnerships to make and hold investments. The Manager may also cause the Company to invest through corporations, limited liability companies, limited partnerships, joint ventures (both with third-parties and Affiliates of the Manager), or other arrangements in which the Parallel Fund has an economic interest and where such arrangements are reasonably expected to preserve in all material respects the overall economic relationship of the Members.

To the extent that the Manager determines that any Company investment requires co-investment by third parties, the Manager may offer, but is not required to offer, to the Manager and all Members the opportunity to co-invest on a side-by side basis with the Company and the Parallel Fund in such investment. The Manager shall have the right, in its sole discretion, to accept all, none or any portion of such Member's' capital for such co-investment opportunity and may offer all or any portion of such co-investment opportunity to any third parties, and the terms offered to such third parties may be different than the co-investment terms offered to electing Members.

ARTICLE 5
INTERESTS

Section 5.1 **Interests**. The Interest of each Member in the Company shall be as set forth in the Register, subject to the Preferred Allocations and Distributions schedule contained in *Exhibit "1."*

Section 5.2 **Capital Accounts**. A Capital Account shall be maintained for each Member on the books of the Company. Each Member's Capital Account shall be credited with the amount of any capital contribution made by such Member pursuant to Section 6.1 and Section 6.4 below and shall be adjusted appropriately to take into account all items of income, gain, loss or deduction allocated to each Member pursuant to Article 7 hereof and all distributions to each Member pursuant to Article 8 hereof. A single Capital Account shall be maintained for each Member (regardless of the class of Interests owned by such Member and regardless of the time or manner in which such Interests were acquired) in accordance with the capital accounting rules of Code §704(b) and the regulations thereunder (including without limitation Section 1.704- 1(b)(2)(iv) of the Income Tax Regulations). In general, under such rules, a Member's Capital Account shall be:

(a) increased by (i) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property), (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that under Code §752 the Company is considered to assume or take subject to), and (iii) allocations to the Member of Company income and gain (or item thereof), including income and gain exempt from tax; and

(b) decreased by (i) the amount of Net Distributable Proceeds distributed to the Member by the Company as a return of Capital Contributions (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with contribution of property to the Company), (ii) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property that under Code §752 such Member is considered to assume or take subject to), (iii) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to capital account, and (iv) allocations to the Member of Company loss and deduction (or item thereof).

(c) Where Code §704(c) applies to Company property or where Company property is revalued pursuant to paragraph (b)(2)(iv)(t) of Section 1.704-1 of the Income Tax Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(g) of Section 1.704-1 of the Income Tax Regulations as to allocations to the Members of depreciation, depletion, amortization and gain or loss, as computed for book purposes with respect to such property.

(d)   When Company property is distributed in-kind (whether in connection with liquidation and dissolution or otherwise), the Capital Accounts of the Members shall first be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Account previously) would be allocated among the Members if there were a taxable disposition of such property for the fair market value of such property (taking into account Code §7701(g)) on the date of distribution.

(e)   The Manager shall direct the Company's accountants to make all necessary adjustments in each Member's Capital Account as required by the capital accounting rules of Code §704(b) and the regulations thereunder.

Section 5.3   Return of Capital. No Member shall be liable for the return of the capital contributions (or any portion thereof) of any other Member, it being expressly understood that any such return shall be made solely from the assets of the Company. No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account, to receive interest on such Member's Capital Contributions or Capital Account or to receive any distributions from the Company, except as expressly provided for in this Agreement or under the Act as then in effect.

Section 5.4   Waiver of Partition; Nature of Interest. Except as otherwise expressly provided in this Agreement, to the fullest extent permitted by law, each Member hereby irrevocably waives any right or power that such Member might have to cause the Company or any of its assets to be partitioned, to cause the appointment of a receiver for all or any portion of the assets of the Company, to compel any sale of all or any portion of the assets of the Company pursuant to any applicable law, or to file a complaint or to institute any proceeding at law or in equity to cause the dissolution, liquidation, winding up, or termination of the Company. No Member shall have any recognizable interest in any specific asset(s) of the Company.

Section 5.5   Liability. Except as otherwise provided by the Act or this Agreement, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member. Except as otherwise expressly required by law, a Member, in such Member's capacity as such, shall have no liability in excess of (i) such Member's Capital Account and share of any undistributed profits of the Company, (ii) such Member's obligations to make other payments pursuant to the obligation to make capital contributions to the Company hereunder which shall be an obligation strictly among and enforceable by the Members, and no third party shall be a third-party beneficiary thereof, and (iii) the amount of any distributions wrongfully distributed to such Member.

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ARTICLE 6
CAPITAL CONTRIBUTIONS, WITHDRAWALS AND LOANS

Section 6.1 **Initial Capital Contributions**. Each Member shall make the initial capital contributions to the Company (each, an "Initial Capital Contribution"), in accordance with the amounts set forth in the Register, as amended from time to time. Upon the making of such contributions, such amounts shall be credited to the Members' respective Capital Accounts. Each Member understands and assumes the risk of investing in the Company and shall be without recourse, including against the Company's assets, should the Member lose its investment.

Section 6.2 **Non-Member Loans to the Company**. The Company may obtain such further funds as it requires for its operations from sources and on terms, which are acceptable in the sole discretion of the Manager, subject to the restrictions herein contained. Neither the Company nor any Member shall have any personal liability as a result of any such borrowing unless any of the Members shall agree in writing to be personally liable.

Section 6.3 **Member Loans to the Company**. In the event that the Company shall require funds in order to carry out the purposes of the Company and such funds shall not be available from either prior capital contributions of the Members or the proceeds of a third-party loan to the Company, then with consent of the Manager and subject to the restrictions hereof, any Member may, but shall not be required to, loan to the Company such required funds. In the event such a loan is made, the same shall not be considered an increase in the Member's Capital Account or an increase in such Member's share of the profits. Each such loan shall be without recourse and shall be upon such terms as shall be agreed to by the lending Member and shall be evidenced by a promissory note duly executed by the Manager on behalf of the Company and delivered to the lending Member.

Section 6.4 **Additional Capital Contributions**.

6.4.1   If the Manager at any time or from time to time determines that the Company requires additional Capital Contributions, then the Manager shall give notice to each Class A Member of (i) the total amount of additional Capital Contributions required, (ii) the reason the additional Capital Contribution is required, (iii) each Class A Member's proportionate share of the total additional Capital Contribution, and (iv) the date each Class A Member's additional Capital Contribution is due and payable, which date shall be no less than ten (10) days after the notice has been given. Each Class A Member's share of the additional Capital Contribution shall be payable in cash or by certified check, or wire transfer.

6.4.2   Notwithstanding anything herein to the contrary, no Member shall be required to make any Additional Capital Contribution to the Company.

6.4.3   If a Class A Member fails to pay when due all or any portion of any additional Capital Contribution required under Section 6.4.1 (each, a "Non-Contributing Member"), then each Class A Member other than any Non-Contributing Member (each, a "Contributing Member") shall have the right, but not the obligation, to contribute to the Company (in addition to its initial pro rata share of the additional Capital Contribution) its pro rata portion of those amounts that the

Non-Contributing Member fails to contribute (the "Remaining Contribution"), and the Manager shall have the right to re-allocate the Percentage Interests amongst the Class A Members based on the then Capital Contributions made by the Contributing Members and Non-Contributing Members, including the right to issue additional Class A Units to the Contributing Members.

6.4.4   Each Class A Member shall receive a credit to such Class A Member's Capital Account in the amount of any additional Capital Contribution which he, she or the entity makes to the Company and shall receive such other rights as have been approved by the Manager in connection with such additional Capital Contribution in accordance with the terms of this Agreement.

6.4.5   Immediately following any additional Capital Contribution, additional Class A Units may be issued and the Percentage Interests of the Class A Members may be adjusted if the Manager determines that the Percentage Interests of the Class A Members are to be altered as a result of the additional Capital Contribution, and the Register shall be revised to reflect any such additional Capital Contribution and any such adjustment of Units and the Percentage Interests of the Class A Members. Any revision of the Register in accordance with the preceding sentence shall require only the consent of the Manager (and not any consent of the Class A Members).

6.4.6   In the event any Remaining Contribution is not fully satisfied by additional Capital Contributions of the Contributing Members, the Manager may, but shall not be required to, contribute to the Company the amount required to satisfy the Remaining Contribution as a loan (a "Contribution Loan") to the Non-Contributing Member. The Manager shall have the option of obtaining a third-party loan or using its own funds to fund the proceeds for any such Contribution Loan. Such Contribution Loan shall not be treated as a Capital Contribution by the Manager or entitle the Manager to a Percentage Interest. The Contribution Loan (or Contribution Loans if more than one), shall each be deemed a loan owing by the Non-Contributing Member to the Manager, as applicable. The Contribution Loan shall be repayable only out of the Net Distributable Proceeds and/or Net Capital Proceeds otherwise distributable to the Non-Contributing Member which shall be paid directly to the Manager, as the case may be and, if more than one, then in proportion to the amounts of their Contribution Loans, until such Manager's Contribution Loan or Contribution Loans, as the case may be, and accrued and unpaid interest thereon have been paid in full. The Contribution Loan shall bear interest at the lower of fifteen percent (15%) per annum or the maximum rate permitted by law.

ARTICLE 7
ALLOCATION OF PROFITS AND LOSSES;
TAX AND ACCOUNTING MATTERS

Section 7.1   Allocations. Each Member's distributive share of income, gain, loss, deduction or credit (or items thereof) of the Company as shown on the annual federal income tax return prepared by the Company's accountants or as finally determined by the United States Internal Revenue Service (the "IRS") or the courts, and as modified by the capital accounting rules of Code §704(b) and the Income Tax Regulations thereunder, as applicable, shall be determined as follows:

7.1.1   Allocations. Except as otherwise provided in this Section 7.1:

(a)   items of income, loss, deduction or credit (or items thereof) shall be first allocated among the Members in accordance with the Preferred Allocations and Distributions outlined in **Exhibit "1"**. Except that items of loss or deduction allocated to any Member pursuant to this Section 7.1 with respect to any taxable year shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have a deficit balance in his, hers, or the entity's Capital Account at the end of such year, computed in accordance with the rules of paragraph (b)(2)(ii)(d) of Section 1.704-1 of the Income Tax Regulations. Any such items of loss or deduction in excess of the limitation set forth in the preceding sentence shall be allocated as follows and in the following order of priority:

(1)   first, to those Members who would not be subject to such limitation, in proportion to their Percentage Interests; and

(2)   second, any remaining amount to the Members in the manner required by the Code and Income Tax Regulations.

(b)   items of income and gain (or items thereof) shall be first allocated to the Members in the same manner that losses were allocated pursuant to Section 7.1.1(a) in order to reverse any loss allocations.

Subject to the provisions of Sections 7.1.2 – 7.1.11, inclusive, of this Agreement, the items specified in this Section 7.1 shall be allocated to the Members as necessary to eliminate any deficit Capital Account balances and thereafter to bring the relationship among the Members' positive Capital Account balances in accord with their pro rata interests.

7.1.2   Allocations With Respect to Property. Solely for tax purposes, in determining each Member's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Income Tax Regulations, shall be allocated to the Members in the manner (as to revaluations, in the same manner as) provided in Code §704(c). The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Member contributing it (or, with respect to property which has been revalued, the adjusted basis of the property to the Company) and the fair market value of the property determined by the Members at the time of its contribution or revaluation, as the case may be.

7.1.3   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Section 7.1, if there is a net decrease in Company Minimum Gain or Company Nonrecourse Debt Minimum Gain (as such terms are defined in Sections 1.704-2(b) and 1.704-2(i)(2) of the Income Tax Regulations, but substituting the term "Company" for the term "Partnership" as the context requires) during a Company taxable year, then each Member shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) in the manner provided in

Section 1.704-2 of the Income Tax Regulations. This provision is intended to be a "minimum gain chargeback" within the meaning of Sections 1.704-2(f) and 1.704-2(i)(4) of the Income Tax Regulations and shall be interpreted and implemented as therein provided.

7.1.4   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704- 1(b)(2)(ii)(d)(4), (5) or (6) of the Income Tax Regulations, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in his Capital Account created by such adjustments, allocations or distributions as promptly as possible; *provided* that an allocation pursuant to this Section 7.1.4 shall be made only if and to the extent that a Member would have such a deficit balance after all other allocations provided for in this Article have been tentatively made as if this Section 7.1.4 were not in the Agreement.

7.1.5   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any taxable year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Income Tax Regulations, each such Member shall be specially allocated items of partnership income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 7.1.5 shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article have been tentatively made as if Section 7.1.4 and this Section 7.1.5 were not in this Agreement.

7.1.6   Depreciation Recapture. Subject to the provisions of Code §704(c) and Sections 7.1.2 – 7.1.4, inclusive of this Agreement, gain recognized (or deemed recognized under the provisions hereof) upon the sale or other disposition of Company property, which is subject to depreciation recapture, shall be allocated to the Member who was entitled to deduct such depreciation.

7.1.7   Loans. If and to the extent any Member is deemed to recognize income as a result of any loans pursuant to the rules of Code §§1272, 1273, 1274, 7872 or 482, or any similar provision now or hereafter in effect, any corresponding resulting deduction of the Company shall be allocated to the Member who is charged with the income. Subject to the provisions of Code §704(c) and Sections 7.1.2 – 7.1.4, inclusive, of this Agreement, if and to the extent the Company is deemed to recognize income as a result of any loans pursuant to the rules of Code §§1272, 1273, 1274, 7872 or 482, or any similar provision now or hereafter in effect, such income shall be allocated to the Member who is entitled to any corresponding resulting deduction.

7.1.8   Tax Credits. Tax credits shall generally be allocated according to Section 1.704-1(b)(4)(ii) of the Income Tax Regulations or as otherwise provided by law. Investment tax credits with respect to any property shall be allocated to the Members pro rata in accordance with the manner in which Company profits are allocated to the Members under Section 7.1.1 hereof, as of the time such property is placed in service. Recapture of any investment tax credit required by Code §47 shall be allocated to the Members in the same proportion in which such investment tax credit was allocated.

7.1.9   Change of Pro Rata Interests. Except as provided in Section 7.1.6 and Section 7.1.7 hereof or as otherwise required by law, if the proportionate interests of the Members in the Company are changed during any taxable year, all items to be allocated to the Members for such entire taxable year shall be prorated on the basis of the portion of such taxable year which precedes each such change and the portion of such taxable year on and after each such change according to the number of days in each such portion, and the items so allocated for each such portion shall be allocated to the Members in the manner in which such items are allocated as provided in Section 7.1.1 during each such portion of the taxable year in question.

7.1.10   Effect of Special Allocations on Subsequent Allocations. Any special allocation of income or gain pursuant to Section 7.1.3 or Section 7.1.4 hereof shall be taken into account in computing subsequent allocations of income and gain pursuant to this Section 7.1 so that the net amount of all such allocations to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Section 7.1 if such special allocations of income or gain under Section 7.1.3 or Section 7.1.4 hereof had not occurred.

7.1.11   Nonrecourse and Recourse Debt. Items of deduction and loss attributable to Member nonrecourse debt within the meaning of Section 1.704-2(b)(4) of the Income Tax Regulations shall be allocated to the Members bearing the economic risk of loss with respect to such debt in accordance with Section 1704-2(i)(l) of the Income Tax Regulations. Items of deduction and loss attributable to recourse liabilities of the Company, within the meaning of Section 1.752-2 of the Income Tax Regulations, shall be allocated among the Members in accordance with the ratio in which the Members share the economic risk of loss for such liabilities.

7.1.12   State and Local Items. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions of this Section 7.1.

Section 7.2   Accounting Matters. The Manager shall cause to be maintained complete books and records accurately reflecting the accounts, business and transactions of the Company on a calendar-year basis and using U.S. generally accepted accounting principles (GAAP); provided, however, that books and records with respect to the Company's Capital Accounts and allocations of income, gain, loss, deduction or credit (or item thereof) shall be kept under U.S. federal income tax accounting principles as applied to partnerships.

7.2.1   The Company shall engage an independent certified public accountant or accounting firm, in the discretion of the Manager, to audit the Company's financial statements as of the end of each fiscal year. As soon as practicable after the end of such fiscal year, but in no event later than one hundred twenty (120) days after the end of such fiscal year, the Manager shall provide to each Member, (i) audited financial statements of the Company as of the end of and for such fiscal year, including a Statement of Assets, Liabilities and Members Equity and Statement of Operations, together with the report thereon of the Company's independent certified public accountant or accounting firm, (ii) a statement of Properties of the Company, including the cost of such Properties. No later than March 31st of each year the Company will provide (a) a Schedule

K-1 for such Member with respect to such fiscal year, prepared in accordance with the IRS Code, together with corresponding forms for state income tax purposes, setting forth such Member's distributive share of Company items of Profit or Loss for such fiscal year and the amount of such Member's Capital Account at the end of such fiscal year, and (b) such other financial information and documents respecting the Company and its business as the Manager deems appropriate, or as a Member may reasonably require and request in writing, to enable such Member to prepare its federal and state income tax returns.

7.2.2   As soon as practicable after the end of each semi-annual period, but in no event later than ninety (90) days following the end of each such period, the Manager shall prepare and e-mail, mail or make available on its secure website portal, to each Member (i) the Company's unaudited financial statements as of the end of such fiscal semi-annual and for the portion of the fiscal year then ended, (ii) a statement of the properties of the Company, including the cost of all properties, and (iii) a report reviewing the Company's activities and business strategies for such period. The Manager shall cause the Company reports to be prepared in accordance with GAAP.

Section 7.3   Fiscal Year. The Company's fiscal year shall begin on January 1st and end on December 31st. The Manager may at any time elect a different fiscal year if permitted by the Code and applicable regulations of the United States Treasury.

Section 7.4   Tax Status and Returns.

7.4.1   The Company shall file as a partnership for Federal income tax purposes. Any provision hereof to the contrary notwithstanding, solely for United States federal income tax purposes, each of the Members hereby recognizes that the Company may be subject to the provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

7.4.2   The Manager shall prepare or cause to be prepared all tax returns and statements, if any, that must be filed on behalf of the Company with any taxing authority and shall make timely filing thereof. Within ninety (90) days after the end of each calendar year, the Manager shall prepare or cause to be prepared and delivered to each Member a report setting forth in reasonable detail the information with respect to the Company during such calendar year reasonably required to enable each Member to prepare such Member's federal, state and local income tax returns in accordance with applicable law then prevailing.

7.4.3   Unless otherwise provided by the Code or the Income Tax Regulations thereunder, Prosperity Capital Management, LLC shall be the "Partnership Representative," as such term is used in Code §6223 (the "Partnership Representative"). Prosperity Capital Management, LLC shall make all decisions for the Company relating to tax matters including, without limitation, whether to make any tax elections (including the election under Code §754), the positions to be taken on the Company's tax returns and the settlement, further contest or litigation of any audit matters raised by the Internal Revenue Service or any other taxing authority.

7.4.4   The Tax Matters Member shall be the "Partnership Representative" for U.S. federal income tax purposes.

(a)   The Partnership Representative shall have all of the authority, duties and responsibilities as set forth in Code §§6221 – 6241 and the regulations thereunder (the "Partnership Audit Rules") including but not limited to elections related to an audit; matters arising from the audit; the audit proceedings, including receiving notices of the commencement of an audit and requests for information; providing information to the IRS with regards to the audit; meeting with IRS personnel to discuss and settle the audit; extending the statute of limitations for the Members and the Company; binding the Company and the Members to a settlement with respect to the audit matters; electing not to contest the notice of final Company adjustments in court or to contest all or any portion of the matter in court and to choose the court forum; filing an election out; making decisions regarding the payment of the imputed underpayment; making a push-out election; entering into a closing agreement with the IRS; requesting multiple imputed underpayments; filing an Administrative Adjustment Request (AAR); and deciding whether to settle with IRS appeals or to settle litigation and whether to appeal an adverse court decision.

(b)   The Partnership Representative must accept such appointment in writing if desired by the Manager and provide a written confirmation to the partnership that it satisfies the substantial presence requirement of Code §6223(a) and the regulations thereunder. A Partnership Representative shall serve until his, her, or its death, resignation, incapacity, bankruptcy, revocation, removal, or a determination by the Internal Revenue Service that the designation is not effective.

(c)   The Partnership Representative may, with the consent of the Manager, timely file such election forms, statements and other information required by the Partnership Audit Rule to make the push-out election, as provided in Code §6226.

(d)   Resignation. A Partnership Representative may resign at any time by giving written notice to the Manager. The resignation of the Partnership Representative shall take effect upon the appointment of a successor Partnership Representative or at such other time agreed upon by the Manager. The resigning Partnership Representative shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such resignation is not effective for purposes of the Partnership Audit Rules, the resigning Partnership Representative shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such resignation is effective for purposes of the Partnership Audit Rules.

(e)   Revocation of Designation. The designation of Partnership Representative may be revoked with or without cause by a written notice from the Manager. The Partnership Representative whose designation has been revoked shall follow the directions of the Manager in connection with the appointment of a successor Partnership Representative and the filing of such statements, forms and other document with the IRS as required by the Partnership Audit Rules. Notwithstanding the foregoing, in the event such revocation is not effective for purposes of the Partnership Audit Rules and in any event prior to the effective appointment of a successor, the Partnership Representative whose designation has been revoked shall take any and all actions and sign and deliver any and all documents, instruments, elections and agreement as directed by the Manager until such revocation is effective for purposes of the Partnership Audit Rules.

(f)   Vacancies. If there is a vacancy in the position of Partnership Representative, a successor Partnership Representative shall be designated by the Manager.

(g)   Compensation. The Partnership Representative may receive reasonable compensation for the services rendered, to be determined by the Manager.

(h)   Costs, Expenses and Professional Fees. The Company shall reimburse the Partnership Representative for all costs and expenses reasonably incurred in connection with his, her, or the entity's actions under the Partnership Audit Rules. The Partnership Representative is hereby authorized to engage professionals, experts and advisors in connection with its performance of its duties under the Partnership Audit Rules and incur costs, expenses, professional and other fees on behalf of the Company. The Partnership Representative shall obtain approval of the Class B Members holding a majority of the Class B Interests in advance of incurring any expense in excess of fifty thousand dollars ($50,000) in connection with the engaging professionals, experts, advisors, audits, appeal, and litigation through all appeals.

(i)   Standard of Care. The Partnership Representative shall act in good faith and shall use commercially reasonable best efforts to carry out the duties, authority and responsibilities set forth in this Agreement and the Partnership Audit Rules. The Partnership Representative does not, in any way, guarantee the results of any Company audit. The Partnership Representative shall have no conflict of interest that would violate his, her, or the entity's fiduciary duties to the Company. The Partnership Representative shall be subject to a confidentiality requirement.

(j)   Partnership Representative Has No Exclusive Duty to Company. The Partnership Representative shall not be required to act in such capacity as his, her or its sole and exclusive function. The Partnership Representative shall devote such time to this position as is commercially reasonable to fulfill her obligations, responsibilities and duties.

(k)   Correction of Economic Distortions. The Members intend that the economic consequences of an imputed underpayment for any reviewed year shall be borne by the Members in the same manner as if the adjustments had been correctly reported on the reviewed year Membership return. Therefore, notwithstanding anything to the contrary herein, the Partnership Representative shall cause the Company to make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's capital account balance at the end of the adjustment year is to the extent possible, equal to the capital balance such Members would have had if all Company items in the reviewed year had been allocated to the Members in accordance with the adjustments as determined by the notice of final Membership adjustments, any settlement with the IRS, the Justice Department or the final court decision, whichever is applicable. In addition, the Manager shall have the authority to require reviewed year Members who have transferred their Interests to reimburse the Company for the imputed underpayment.

(l)   Limitation on Authority of Partnership Representative. Notwithstanding anything to the contrary herein, the Partnership Representative shall not make any material agreements with the Internal Revenue Service (including waivers of statute of limitations), election, settlement or take any actions to settle or to litigate any adjustments set forth in the notice of final partnership adjustment under the Partnership Audit Rules without the written consent of the Manager. The Partnership Representative must receive the prior approval of the Manager prior to filling all protest, court filings, settlements, etc., and other written communications with the IRS.

(m)   Duties Owed by the Members to the Partnership Representative. Each Member hereby covenants and agrees to promptly provide the Partnership Representative with all information regarding the Member's tax returns and tax liabilities as requested from time to time, including but not limited to proof that the Member has filed an amended return and paid any resulting tax, the Member's address, taxpayer identification number and current contact information, the Member's status as a tax- exempt Member, the tax rate applicable to the Member and the Member's status as an eligible Member. The Member's obligations hereunder shall continue notwithstanding the Member ceasing to be a Member whether resulting from a transfer, sale, withdrawal or other disposition of his, her, or the entity's Interests. Each Member shall notify the Partnership Representative of any inconsistent treatment of any Membership item on the Member's return and of any settlement with the IRS regarding any Membership items.

(n)   Reliance on Advice. The Partnership Representative may rely on the services and advice of attorneys, accountants and other professional advisors or experts. The Partnership Representative shall not be liable to the Company or to any Member for damages, losses, or costs, any loss of value or any liability arising from such reliance.

(o)   Binding Effect of Actions by Partnership Representative. The Company and the Members hereby agree and acknowledge that (1) the actions of the Partnership Representative in connection with the Partnership Audit Rules shall be binding on the Company and the Members; and (2) neither the Company nor the Members have any right to contact the IRS or participate in an audit or proceedings under the Partnership Audit Rules.

(p)   Communications to Members. The Partnership Representative shall provide reports to the Members on a reasonable basis to keep them reasonably informed of the status, issues and resolution of any Company income tax audit. The Partnership Representative shall provide the Manager and all Members with copies of all notices from the IRS within seven (7) calendar days of receipt. The Partnership Representative is required to inform the Manager, within seventy-two (72) hours of setting any and all meetings with the IRS. The Partnership Representative shall regularly update the Manager of the progress of the audit and any court proceeding. The Partnership Representative shall submit periodic written reports to the Manager concerning the status of the Company audit.

(q)   Election. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members. If and when every Member qualifies as eligible member under the Partnership Audit Rules, the Partnership Representative shall make the "Opt-Out" election for the Company, as appropriate, for any year that Members remain qualified as eligible Members.

ARTICLE 8
DISTRIBUTIONS

Section 8.1   Distributions.

8.1.1   Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business, and subject also to any restrictions under applicable law (including, without limitation, any obligation to withhold and remit any amounts to any governmental authority), the Manager shall distribute the Net Distributable Proceeds to the Members in such amounts and at such times as determined by the Manager in its sole and absolute discretion which distributions, if made, shall be in accordance with the Preferred Allocations and Distributions outlined in **Exhibit "1"**.

8.1.2   Without limiting the generality of Section 8.1.1, if and to the extent that the Company is earning income which will result in the Members being subject to income tax on their distributive share of the Company's income, minimum distributions shall be made to the Members in such amounts and at such times (but in no event later than March 31 each year) as shall be sufficient to enable the Members to meet United States income tax liability arising or incurred as a result of their participation in the Company. For the purposes of such distributions, it shall be assumed that the Members are taxable at combined U.S. federal individual, state and local rates of forty percent (40%). Any such distribution shall be made on a nondiscriminatory basis to all Members pro rata in accordance with their respective Percentage Interests. It is specifically recognized that in making a forty percent (40%) assumption regarding tax distributions, some Members may receive a distribution that is in excess of their actual tax liabilities, and some Members may receive a distribution that is less.

Section 8.2   Form of Distributions. No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any distribution from the Company in any form other than money. The Manager will generally not cause the Company to make in-kind distributions; provided, however, that publicly traded securities (or interests convertible into such securities) may be distributed from time to time if, in the good faith discretion of the Manager, such distribution will result in a greater return for the Members.

Section 8.3 **Withholding from Distributions**. To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Member on behalf of whom the withholding or payment was made.

Section 8.4 **Code §754 Election**. In the event of a distribution of property to a Member, the death of an individual Member or a transfer of any interest in the Company permitted under the Act or this Agreement, the Company may, in the discretion of the Manager upon the written request of the transferor or transferee, file a timely election under Code §754 and the Income Tax Regulations thereunder to adjust the basis of the Company's assets under Code §734(b) or §743(b) and a corresponding election under the applicable provisions of state and local law, and the person making such request shall pay all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

ARTICLE 9
TRANSFER OF COMPANY INTERESTS

Section 9.1 **No Transfer**. No Member, shareholder (direct or indirect) of a corporate Member, partner (whether general or limited) of a Member which is a partnership (general or limited), member of a Member which is a limited liability company or owner of all or any portion of any other entity which is a Member or which has a beneficial interest, either direct or indirect, in a Member, may sell, assign, transfer, give, hypothecate or otherwise encumber (any such sale, assignment, transfer, gift, hypothecation or encumbrance being hereinafter referred to as a "Transfer"), directly or indirectly, or by operation of law or otherwise, any interest in the Company or in such corporation, partnership or other entity (each an "Intermediary"), except as hereinafter set forth in this Article 9 or otherwise with the prior written consent of the Manager. Any Transfer of any interest in the Company or an Intermediary in contravention of this Article 9 shall be null and void *ab initio*. No Member, without the prior written consent provided in the sole and absolute discretion of the Manager (other than the retiring or withdrawing Member), shall retire or withdraw from the Company, except as a result of such Member's death, disability, insanity, incompetency or the final adjudication of such Member as Bankrupt.

Section 9.2 **Permitted Transfers**.

9.2.1   Any Member may, from time to time and in its sole discretion, Transfer its Interest, in whole or in part, to (i) any Affiliate of such Member, or (ii) a living or revocable trust for the benefit of the Member or such Member's Immediate Family (as hereinafter defined) (a "Family Trust") so long as the transferring Member is the sole trustee of such Family Trust. As used in this Article 9, the term "Immediate Family" shall mean any spouse, parents, children, including those adopted, siblings and direct descendants and spouses of any of the foregoing, of an individual. All Transfers requested by any Member shall be at the expense of the transferring Member who shall pay for all costs associated with the transfer, including, but not limited to attorney fees.

9.2.2   Any transferee referred to in <u>Section 9.2.1</u> above shall become a Member of the Company subject to satisfaction of <u>Section 9.4</u>, below.

Section 9.3   **<u>Succession by Operation of Law</u>**. In the event of the death or incapacity of an individual Member or in the event of the involuntary merger, consolidation, dissolution or liquidation of any Member not an individual, all of such Member's rights hereunder, including such Member's Interest, shall, subject to the remaining provisions of this <u>Article 9</u>, pass to such Member's personal representative, heir or distributee, in the case of an individual Member, or to such Member's legal successor, in the case of any Member not an individual. Upon and contemporaneously with any such transfer of a Member's Interest by operation of law, the Company shall purchase from the transferee of such Interest, and the transferee shall sell to the Company for a purchase price of one (1) U.S. dollar ($1.00) for each Unit of the Interest transferred, all rights and interests of the transferee in the Company, other than the right to its share of the Company's distributions and allocations, including such transferee's right, if any, to vote and participate in the management of the Company, except those rights that cannot be waived by an assignee of an economic interest in the Company pursuant to the Act.

Section 9.4   **<u>New Members</u>**. Notwithstanding <u>Section 9.2</u> hereof, no person or entity, not then a Member, shall become a Member hereunder under any of the provisions hereof unless such person or entity shall expressly assume and agree to be bound by all of the terms and conditions of this Agreement. Each such person or entity shall also cause to be delivered to the Company, at his, her, or its sole cost and expense, a favorable opinion of legal counsel reasonably acceptable to the Manager, to the effect that (a) the contemplated Transfer of such Company Interest to such person or entity does not violate any applicable securities law, (b) that such person or entity has the legal right, power and capacity to own the Interest, and (c) that the contemplated Transfer will not cause a termination of the Company within the meaning of Code §708 or that such termination would not have material adverse tax consequences for the non- transferring Members. All reasonable costs and expenses incurred by the Company in connection with any Transfer of an Interest and, if applicable, the admission of a person or entity as a Member hereunder, shall be paid by the transferor. Upon compliance with all provisions hereof applicable to such person or entity becoming a Member, all other Members agree to execute and deliver such amendments hereto as are necessary to constitute such person or entity a Member of the Company.

Section 9.5   **<u>Rights of New Members</u>**. Notwithstanding anything to the contrary in this Agreement, (a) a transferee of a Member's Interest in the Company pursuant to a Transfer under this <u>Article 9</u> (other than pursuant to <u>Section 9.2</u> hereof) shall be admitted to the Company as a Member with respect to such Member's Interest only with the written consent of the Manager, it being understood that the giving or withholding of such consent shall be within the sole and absolute discretion of the Manager, (b) until and unless such transferee is admitted as a Member, such transferee shall be entitled to its share of the Company's distributions and allocations but shall not have any other rights or privileges of a Member, except as otherwise required by this Agreement or the Act, and (c) until and unless such transferee is admitted as a Member, the transferor shall not cease to be a Member of the Company and shall continue to be a Member until such time as the transferee is admitted as a Member under this Agreement.

ARTICLE 10
BOOKS AND RECORDS; RESERVES

Section 10.1   Reports. The Company shall prepare and file such annual, semi-annual, and other reports as is required by Regulation CF promulgated by the U.S. Securities and Exchange Commission, as the same may be amended from time to time. The Company shall also prepare and file such reports as may be required by any federal, state or local government agency to ensure Company compliance with any applicable laws or regulations.

Section 10.2   Books and Records; Examination. Proper and complete records and books of account shall be kept by the Company in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into records and books of account maintained by Persons engaged in businesses of a like character, including the Capital Account established for each Member. The Company books and records shall be kept in a manner determined by the Manager in its good faith discretion to be most beneficial for the Company, subject to applicable law. Members will possess the right to examine the books and records of the Company upon reasonable-advance written notice to and at such reasonable dates and times suitable for the Company and the Company-approved review will be completed at Company's principal place of business at Member's sole expense.

Section 10.3   Reserves. The Manager shall establish Reserves at such times and in such amounts as it shall deem advisable.

Section 10.4   Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then-current applicable laws, rules and regulations.

Section 10.5   Bank Accounts. The Manager shall maintain the funds of the Company in one (1) or more separate bank accounts in the name of the Company and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

ARTICLE 11
TERMINATION

Section 11.1   Dissolution. Subject to the provisions of the Act, this Agreement (including the limitations set forth in Section 2.4) or the Articles of Organization, the Company shall be dissolved, and its affairs wound up upon the first to occur of the following:

11.1.1 The happening of any event that makes it unlawful, impossible, or impractical to carry on the business of the Company;

11.1.2 Upon the sale of all or substantially all of the assets of the Company and the receipt of all consideration therefor; or

11.1.3 The entry of a decree of judicial dissolution.

Section 11.2 **Distributions Upon Liquidation**. Upon the occurrence of any event specified in Section 11.1, the Manager will take full account of the Company's liabilities and assets, and the Company's assets will be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from the liquidation of the Company's assets will be applied and distributed in the following order:

(a)   First, to creditors in the payment and discharge of all of the Company's Debts and other Liabilities (whether by payment or the making of reasonable provision for payment thereof to the extent required by the Act), including any Member Loans and accrued Manager fees;

(b)   Second, to the Members, pro-rata in accordance with their Unrecovered Capital Contributions until such Capital Contributions have been returned in full;

(c)   Third, in accordance with the profit and loss Allocations as found in Section 7.1.1.


ARTICLE 12
INDEMNIFICATION AND INSURANCE


Section 12.1 **Indemnification**. Neither the Manager, nor their members, shareholders, officers, directors, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of their members, shareholders, officers, directors, employees or agents, so long as the Manager or such other Persons acted in good faith and in a manner which the Manager or such other Persons reasonably believed to be in or not opposed to the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its members, shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third- party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified acted in good faith and in a manner which such party reasonably determined to be in or not opposed to the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company.

Section 12.2 **Insurance**. Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the

Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

ARTICLE 13
INVESTMENT REPRESENTATIONS

Each Member, by such Member's execution of this Agreement, hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

Section 13.1 **Investment Intent**. Such Member is acquiring the Interest(s) in the Company for investment purposes and for such Member's own account only and not with a view to or for sale in connection with any distribution of all or any part of the Interest acquired.

Section 13.2 **Economic Risk**. Such Member is financially able to bear the economic risk of such Member's investment in the Company, including the total loss thereof.

Section 13.3 **No Disposition in Violation of Law**. Without limiting the representations set forth above, and without limiting Article 9 of this Agreement, such Member will not make any disposition of all or any part of the Interests which will result in the violation by such Member or by the Company of the Securities Act or any other applicable securities laws. Without limiting the foregoing, each Member agrees not to make any disposition of all or any part of the Interests unless and until:

13.3.1 there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or,

13.3.2. such Member has notified the Company of the proposed disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Manager, such Member has furnished the Company with a written opinion of legal counsel, reasonably satisfactory to the Company, that such disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law or under the laws of any other jurisdiction.

Section 13.4 **Financial Estimate and Projections**. That Member understands that all projections and financial or other materials which Company may have been furnished are not based on historical operating results, because no reliable results exist, and are based only upon estimates and assumptions which are subject to future conditions and events which are unpredictable and which may not be relied upon in making an investment decision.

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ARTICLE 14
DEFAULTS AND REMEDIES

Section 14.1   Defaults. If a Member materially defaults in the performance of his, her, or the entity's obligations under this Agreement, and such default is not cured within ten (10) business days after written notice of such default is given by a Manager to the defaulting Member for a default that can be cured by the payment of money, or within thirty (30) calendar days after written notice of such default is given by a Manager to the defaulting Member for any other default, then the Company shall have the rights and remedies described in Section 14.2 hereunder in respect of the default.

Section 14.2   Remedies. If a Member fails to perform his, her, or the entity's obligations under this Agreement, the Company shall have the right, in addition to all other rights and remedies provided herein, to bring the matter to arbitration pursuant to Section 15.7. The award of the arbitrator in such a proceeding may include, without limitation, an order for specific performance by the defaulting Member of his, her, or the entity's obligations under this Agreement, or an award for damages for payment of sums due to the Company or to a Member.

ARTICLE 15
MISCELLANEOUS

Section 15.1   Entire Agreement. This Agreement, and the exhibits hereto, constitute the entire agreement among the Manager, in its capacity as Manager only, the Company, and the Members with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No party hereto shall be liable or bound to the other in any manner by any warranties, representations or covenants with respect to the subject matter hereof except as specifically set forth herein.

Section 15.2   Further Assurances. Each Manager and Member agrees to execute, acknowledge, deliver, file, record and publish such further certificates, amendments to certificates, instruments and documents, and do all such other acts and things as may be required by law, or as may be required to carry out the intent and purposes of this Agreement.

Section 15.3   No Waiver. No consent or waiver, express or implied, by the Company or a Member to or of any breach or default by the Manager or any Member in the performance by the Manager or such Member of his, her or the entity's obligations under this Agreement shall constitute a consent to or waiver of any similar breach or default by that or any other Manager or Member. Failure by the Company or a Member to complain of any act or omission to act by the Manager or any Member, or to declare such Manager or Member in default, irrespective of how long such failure continues, shall not constitute a waiver by the Company or such Member of his, her or the entity's rights under this Agreement.

Section 15.4   Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Section 15.5   Severability. If one or more provisions of this Agreement are held by a proper court to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary and permitted by law, shall be severed herefrom, and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 15.6   Governing Law. This Agreement shall be governed by and construed under the substantive laws of the State of Wyoming excluding its laws concerning conflicts of laws. This Agreement, however, may alter or reduce the rights a Member would have under the Act. In all instances in which such is lawful, the provisions of this Agreement will control.

Section 15.7   Dispute Resolution. In the event of any dispute or disagreement between the parties hereto as to the interpretation of any provision of this Agreement (or the performance of obligations hereunder), the matter, upon written request of any party, shall be referred to representatives of the parties for decision. The representatives shall promptly meet, in good faith, with the assistance of a third-party mediator who has previously practiced law as a litigator. If the representatives do not agree upon a decision within thirty (30) calendar days after reference of the matter to the mediator, any controversy, dispute or claim arising out of or relating in any way to this Agreement or the transactions arising hereunder shall be settled exclusively by arbitration in Miami, Florida. Such arbitration shall be administered by JAMS in accordance with its then prevailing expedited rules, by one independent and impartial arbitrator selected in accordance with such rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1 et seq. The fees and expenses of JAMS and the arbitrator shall be shared equally by the parties to the dispute and advanced by them from time to time as required; provided that at the conclusion of the arbitration, the arbitrator shall award costs and expenses (including the costs of the arbitration previously advanced and the reasonable fees and expenses of attorneys, accountants and other experts) to the prevailing party, so long as the prevailing party had previously engaged in good faith mediation. Failure of a party to act in good faith during the mediation process shall prohibit the prevailing party to recover any cost of the arbitration and attorney and accounting fees. No pre-arbitration discovery shall be permitted, except that the arbitrator shall have the power in his sole discretion, on application by any party, to order pre-arbitration examination solely of those witnesses and documents that any other party intends to introduce in its case-in-chief at the arbitration hearing. The parties shall instruct the arbitrator to render such arbitrator's award within thirty (30) calendar days following the conclusion of the arbitration hearing. The arbitrator shall not be empowered to award to any party any damages of the type not permitted to be recovered under this Agreement in connection with any dispute between or among the parties arising out of or relating in any way to this Agreement or the transactions arising hereunder, and each party hereby irrevocably waives any right to recover such damages. Notwithstanding anything to the contrary provided in this Section 15.7 and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitrator is selected and available to hear such party's request for temporary relief. The award rendered by the arbitrator shall be final and not subject to judicial review and judgment thereon may be entered in any court of competent jurisdiction. The decision of the arbitrator shall be in writing and shall set forth findings of fact and conclusions of law. Notwithstanding anything to the contrary, this Section 15.7 Dispute Resolution provision does not apply to claims under the U.S. federal securities laws.

Section 15.8 **Jury Waiver**. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS COMPANY MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS. CLAIMS UNDER THE FEDERAL SECURITIES LAWS SHALL NOT BE SUBJECT TO THIS JURY TRIAL WAIVER PROVISION.

Section 15.9 **Notices**. Unless otherwise provided in this Agreement, any notice or other communication herein required or permitted to be given shall be in writing and shall be given by electronic communication, hand delivery, registered or certified mail, with proper postage prepaid, return receipt requested, or courier service regularly providing proof of delivery, addressed to the party hereto as provided as follows:

15.9.1 all communications intended for the Company shall be sent to its principal executive office and to the attention of the Manager;

15.9.2 all communications intended for a Member shall be sent to the address of such Member set forth in the Register, or such other address as such Member shall have provided to the Company for such purpose by notice served in accordance with this Section 15.9; and

15.9.3 all communications intended for the Manager shall be sent to the address of the Manager set forth in **Exhibit "2"** to this Agreement, or such other address as the Manager shall have provided to the Members for such purpose by notice served in accordance with this Section 15.9.

15.9.4 all notices shall be sent as aforesaid or at any other address of which any of the foregoing shall have notified the others in any manner prescribed in this Section 15.9. For all purposes of this Agreement, a notice or communication will be deemed effective:

(a)   if delivered by hand or sent by courier, on the day it is delivered unless that day is not a day upon which commercial banks are open for business in the city specified (a "Local Business Day") in the address for notice provided by the recipient, or if delivered after the close of business on a Local Business Day, then on the next succeeding Local Business Day;

(b)   if sent by facsimile transmission, on the date transmitted, provided oral or written confirmation of receipt is obtained by the sender, unless the transmission and confirmation date is not a Local Business Day, in which case on the next succeeding Local Business Day; and

(c)   if sent by registered or certified mail, on the fifth (5th) Local Business Day after the date of mailing.

Section 15.10 **Titles and Subtitles.** The titles of the sections and paragraphs of this Agreement are for convenience only and are not to be considered in construing this Agreement.

Section 15.11 **Currency**. Unless otherwise specified, money and all currency amounts in this Agreement refer to the lawful currency of the United States of America.

Section 15.12 **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and facsimile signatures shall be deemed originals.

Section 15.13 **Power of Attorney**. By becoming a party to this Agreement, each Member will appoint the Manager as his or her or the entity's attorney-in-fact and empower and authorize the Manager to make, execute, acknowledge, publish and file on behalf of the Member in all necessary or appropriate places, such documents as may be necessary or appropriate to carry out the intent and purposes of this Agreement.

[SIGNATURE PAGES FOLLOW]

[SIGNATURE PAGE FOR INDIVIDUALS ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class A Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS A MEMBER

Name: ____________________

Signature: __________________

Address: ___________________

____

____

SSN: ___________________

Consent Of Spouse

The undersigned, being the spouse of the above-named Member who signed the Prosperity Capital Fund, LLC's Operating Agreement, has read and hereby approves of the terms thereof, and consents to each of the transactions contemplated thereby, including but not limited to the restrictions on transfer of Class A Units and the repurchase provisions applicable to Class A Units. The undersigned hereby agrees that his or her spouse may join in any future amendment, restatement, modification or supplement of the Operating Agreement without any further signature, acknowledgement, agreement or consent on the undersigned's part; and further agrees that any interest which he or she may have in Units in the Company owned directly or beneficially by his or her spouse shall be subject to the provisions of the Operating Agreement.

Dated:

____

Name: ___________________________

[SIGNATURE PAGE FOR ENTITIES ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class A Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS A MEMBER

Entity: ___________________________

By: _________________________

Its: _________________________

Signature: ________________________

Address: ____________________

____

____

EIN: ____________________

[SIGNATURE PAGE FOR IRAs ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class A Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS A MEMBER

IRA: ___________________________

FBO: ___________________________

By: ___________________________

Its: Custodian

Signature: __________________________

Address: _____________________

____

____

SSN: _____________________ (beneficial owner)

[SIGNATURE PAGE FOR 401Ks ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class A Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS A MEMBER

401K: ___________________________

FBO: ___________________________

By: ___________________________

Its: Custodian

Signature: __________________________

Address: _____________________

____

____

SSN: _____________________ (beneficial owner)

[SIGNATURE PAGE FOR TRUSTS ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class A Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS A MEMBER

Trust: ___________________________

By: ___________________________

By: ___________________________

Its: Trustee(s)

Signature: _________________________

Signature: _________________________

Address: ____________________

____

____

EIN: ____________________

[SIGNATURE PAGE FOR INDIVIDUALS ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class B Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS B MEMBER

Name: ______________________

Signature: ___________________

Address: ____________________

____

____

SSN: ____________________

Consent Of Spouse

The undersigned, being the spouse of the above-named Member who signed the Prosperity Capital Fund, LLC's Operating Agreement, has read and hereby approves of the terms thereof, and consents to each of the transactions contemplated thereby, including but not limited to the restrictions on transfer of Class B Units and the repurchase provisions applicable to Class B Units. The undersigned hereby agrees that his or her spouse may join in any future amendment, restatement, modification or supplement of the Operating Agreement without any further signature, acknowledgement, agreement or consent on the undersigned's part; and further agrees that any interest which he or she may have in Units in the Company owned directly or beneficially by his or her spouse shall be subject to the provisions of the Operating Agreement.

Dated:

____

Name: ____________________________

[SIGNATURE PAGE FOR ENTITIES ONLY]

IN WITNESS WHEREOF, the undersigned hereby executes and enters into the Prosperity Capital Fund, LLC Operating Agreement as a Class B Member and agrees to be bound by the terms and conditions thereof as of the date first above written. The undersigned hereby authorizes this signature page to be attached as a counterpart of the Operating Agreement.

CLASS B MEMBER

Entity: Prosperity Capital Management, LLC

By: Faith Kraft

Its: Managing Member

Signature: ________________________

Address: 100 w Adrian Way
Hanford, CA 93230
____

EIN: 33-2993611

[Class B Member Signature Page(s)]

[SIGNATURE PAGE FOR MANAGER(S) ONLY]

IN WITNESS WHEREOF, the Company's Manager hereby executes this Prosperity Capital Fund, LLC Operating Agreement as of the date first above written.

Manager(s)

Prosperity Capital Management, LLC

By: Rhyan Finch
Rhyan Finch
Manager, Prosperity Capital Management, LLC

EXHIBIT "1"

Preferred Allocations and Distributions

Preferred Allocations and Distributions from Net Distributable Proceeds

All distributions, if any, made to Company Members will be from Net Distributable Proceeds and in amounts and at times that are at the sole and absolute discretion of Manager.

Net Distributable Proceeds determined by the Manager to be disbursed to Members shall be allocated and distributed as follows:

- First, one hundred percent (100%) of Net Distributable Proceeds shall be paid to Class A Members until they receive an amount equal to a prorated, non-compounded per annum IRR of eight percent (8.0%) on their respective Unrecovered Capital Contribution (the "Preferred Return").

- Second, after the Class A Members have received their Preferred Return for the specific year in its totality, fifty percent (50%) of Net Distributable Proceeds shall be paid to the Class A Members as a return of Capital Contributions, with the remaining fifty percent (50%) of the Net Distributable Proceeds to be paid to the Class B Members as the Incentive Allocation.

- Lastly, after all Capital Contributions are returned to Class A Members through Net Distributable Proceeds and their respective Unrecovered Capital Contribution account balances are zero, Class A Members will receive fifty percent (50%) of and the Class B Member will receive fifty percent (50%) of any further Net Distributable Proceeds for the remaining life of the Company payable in amounts and at times that are at the sole discretion of Manager.

Initial Manager(s)

Name	Address
Prosperity Capital Management, LLC	6330 Hollywood Blvd. Sarasota, Florida 34231

FORM OF REGISTER

(Dated as of March __, 2025)

Name/Address:	Class A Units	Class B Units	Total Percentage Interest	Total Capital Contribution	Unreturned Capital Contribution
[Name] [Address] [City State Zip]		0			
[Name] [Address] [City State Zip]		0			
[Name] [Address] [City State Zip]		0			
[Name] [Address] [City State Zip]		0			
[Name] [Address] [City State Zip]		0			
[Name] [Address] [City State Zip]		0			
Prosperity Capital Management, LLC 6330 Hollywood Blvd. Sarasota, Florida 34231	0	2,000	100.0%	$0.00	$0.00
TOTAL OUTSTANDING CLASS A UNITS		N/A	100.0%	$_____	$_____
TOTAL OUTSTANDING CLASS B UNITS	N/A	2,000	100.0%	$0.00	$0.00

[Register]